As filed with the Securities and Exchange Commission on May 10, 1996

                                                       Registration No. 333-2266

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 AMENDMENT NO. 2

                                       TO
                                    FORM F-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                                  GST USA, INC.
                          GST TELECOMMUNICATIONS, INC.
           (Exact name of Registrants as specified in their charters)

                                 Not Applicable
                 (Translation of Registrants' Name into English)

     DELAWARE                                         83-0310464
      CANADA                                         NOT APPLICABLE
(State or other jurisdiction                       (I.R.S. Employer
 of incorporation or organization)                  Identification No.)

       GST USA, INC.                         GST TELECOMMUNICATIONS, INC.
   4317 N.E. THURSTON WAY                    1030-999 WEST HASTINGS STREET
VANCOUVER, WASHINGTON 98662               VANCOUVER, BRITISH COLUMBIA V6C 2W2
       (360) 254-4700                               (604) 688-0553
   (Address and telephone number of registrants' principal executive offices)

                      ------------------------------------

                                ROBERT H. HANSON
                                  GST USA, INC.
                          GST TELECOMMUNICATIONS, INC.
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              1285 SHERIDAN AVENUE
                                    SUITE 245
                               CODY, WYOMING 82414
                                 (307) 527-6048
    (Name, address and telephone number of agent for service for registrants)

                      ------------------------------------

                                    Copy to:

                                  STEPHEN IRWIN
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

                      ------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED EXCHANGE OFFER: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


         THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                  GST USA, INC.
                          GST TELECOMMUNICATIONS, INC.

                              CROSS REFERENCE SHEET

              PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE
                  LOCATION OF INFORMATION REQUIRED BY PART I OF
                                    FORM F-2

Item No.         Caption                                             Location or Caption in Prospectus
- --------         -------                                             ---------------------------------
Item 1           Forepart of Registration Statement and              Outside Front Cover Page
                 Outside Front Cover Page of Prospectus

Item 2           Inside Front and Outside Back Cover Pages           Inside Front Cover Page; Back Cover Page;
                 of Prospectus                                       Available Information; Incorporation by
                                                                     Reference, Risk Factors

Item 3           Summary Information, Risk Factors and               Prospectus Summary; Risk Factors; Deficiency
                 Ratio of Earnings to Fixed Charges                  in Earnings to Cover Fixed Charges

Item 4           Use of Proceeds                                     Use of Proceeds

Item 5           Determination of Offering Price                     Not Applicable

Item 6           Dilution                                            Not Applicable

Item 7           Selling Securityholders                             Not Applicable

Item 8           Plan of Distribution                                Plan of Distribution

Item 9           Description of Securities to be Registered          The Exchange Offer; Description of the New
                                                                     Notes; Certain United States Federal Income
                                                                     Tax Considerations

Item 10          Interests of Named Experts and Counsel              Legal Matters; Experts

Item 11          Material Changes                                    Material Changes

Item 12          Information with Respect to the Registrants         Prospectus Summary; Risk Factors; Material
                                                                     Changes; Description of the New Notes;
                                                                     Financial Statements

Item 13           Disclosure of Commission Position on               Not Applicable
                 Indemnification for Securities Act Liabilities

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

                                OFFER TO EXCHANGE
                 13 7/8% SENIOR DISCOUNT EXCHANGE NOTES DUE 2005
                                       FOR
                                 ALL OUTSTANDING
                      13 7/8% SENIOR DISCOUNT NOTES DUE 2005
                    ($163,616,520 ACCRETED VALUE OUTSTANDING)

                                       OF

                                  GST USA, INC.

                 UNCONDITIONALLY GUARANTEED ON A SENIOR BASIS BY

                          GST TELECOMMUNICATIONS, INC.

                               THE EXCHANGE OFFER
                  WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME
                     ON __________ __, 1996, UNLESS EXTENDED

                                 --------------

         SEE "RISK FACTORS" IMMEDIATELY FOLLOWING THE PROSPECTUS SUMMARY FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE NEW NOTES.


                                 --------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                                 --------------


                 THE DATE OF THIS PROSPECTUS IS _________, 1996

                            (Continued on next page)

(Cover page continued)

         GST USA, Inc., a Delaware corporation ("GST USA"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Exchange Offer"), to exchange $1,000 principal amount at maturity of its 13 7/8% Senior Discount Exchange Notes Due 2005 (the "New Notes") for each $1,000 principal amount at maturity of its outstanding 13 7/8% Senior Discount Notes Due 2005 (the "Old Notes"). The offer and sale of the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement (as defined herein) of which this Prospectus constitutes a part. As of March 31, 1996, $166,327,787 aggregate Accreted Value of the Old Notes was outstanding. See "Description of the New Notes -- Certain Definitions" for the definition of Accreted Value. The Exchange Offer is being made pursuant to the terms of the registration rights agreement (the "Registration Rights Agreement") dated December 19, 1995 by and among GST USA, GST Telecommunications, Inc. ("GST"), the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated ("MS&Co."), as Placement Agent pursuant to the terms of the Placement Agreement dated December 14, 1995, among GST, GST USA, the Specified Subsidiaries named therein and MS&Co. The New Notes and the Old Notes are collectively referred to herein as the "Notes." As used herein, the term "Holder" means a holder of the Notes.

         The Notes are fully and unconditionally guaranteed by GST (the "Notes Guarantee"). The Notes and the Notes Guarantee are senior, unsecured obligations of GST USA and GST, respectively, rank pari passu in right of payment with all unsubordinated, unsecured obligations of GST USA and GST, respectively, and are senior in right of payment to all subordinated indebtedness of GST USA and GST, respectively. At February 15, 1996, GST USA and GST had no outstanding borrowings other than the Notes. GST USA and GST are each holding companies. The Notes and the Notes Guarantee will be effectively subordinated to all liabilities of GST USA's subsidiaries, including trade payables. At March 31, 1996, GST USA's subsidiaries had approximately $31.7 million of liabilities (excluding intercompany payables), including $19.9 million of indebtedness, all of which was secured.

         GST USA will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on the date the Exchange Offer expires, which will be __________ __, 1996 [20 BUSINESS DAYS AFTER COMMENCEMENT OF THE EXCHANGE OFFER], unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount at maturity of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions, which may be waived by GST USA, and to the terms and provisions of the Registration Rights Agreement. Old Notes may be tendered only in denominations of $1,000 principal amount at maturity and integral multiples thereof. GST USA has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."

         Any waiver, extension or termination of the Exchange Offer will be publicly announced by GST USA through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations.

         The New Notes will be obligations of GST USA entitled to the benefits of the Indenture (as defined herein). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except that the offer and sale of the New Notes have been registered under the Securities Act. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the Holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and GST USA will have no further obligation to such Holders to provide for the registration under the Securities Act of the offer and sale of the Old Notes held by them. Following the completion of the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided pursuant to the Registration Rights Agreement. See "The Exchange Offer."

         The Notes will mature on December 15, 2005. The New Notes are being sold at a substantial discount from their principal amount and there will not be any accrual of interest thereon prior to December 15, 2000. Each

Note will have a principal amount at maturity of $1,000 and had an Accreted Value of $523.66 at February 15, 1996. Interest on the Notes will be paid in cash at a rate of 13 7/8% per annum on each June 15 and December 15, commencing June 15, 2001.

         The Notes will be redeemable in whole or in part, at any time, on or after December 15, 2000, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.

         Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, GST USA believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a Holder thereof other than (i) a broker-dealer who purchased such Old Notes directly from GST USA to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" (within the meaning of Rule 405 of the Securities Act) of GST USA or GST, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Holder is acquiring the New Notes in the ordinary course of its business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes who tender in the Exchange Offer with the intention to participate in a distribution of the New Notes may not rely upon the position of the staff of the Commission enunciated in the above-referenced no-action letters, and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Holders of Old Notes wishing to participate in the Exchange Offer must represent to GST USA in the Letter of Transmittal that such conditions have been met.

         Each broker-dealer (other than an "affiliate" of GST USA or GST) that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. GST USA has agreed that, for a period of 180 days after the consummation of the Exchange Offer, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." Any broker-dealer who is an affiliate of GST USA may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

         The New Notes constitute a new issue of securities with no established trading market. GST USA does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. GST USA has been advised by MS&Co. that, following completion of the Exchange Offer, it currently intends to make a market in the New Notes; however, MS&Co. is not obligated to do so and any market-making activities with respect to the New Notes may be discontinued at any time. MS&Co. may act as principal or agent in such transactions. There can be no assurance that an active trading market for the New Notes will develop. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a Holder's ability to sell untendered Old Notes could be adversely affected. It is not expected that an active trading market for the Old Notes will develop while they are subject to restrictions on transfer.

         This Prospectus, together with the Letter of Transmittal, is being sent to all registered Holders of Old Notes as of _____________ __, 1996.

         Neither GST USA nor GST will receive any proceeds from this Exchange Offer. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

         No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus and the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized by GST USA, GST or the Exchange Agent (as defined herein). This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the New Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus shall not, under any circumstances, create any implication that the information herein is correct at any time subsequent to its date.

                           ---------------------------

                                TABLE OF CONTENTS

                                                                       Page

AVAILABLE INFORMATION....................................................2
INCORPORATION OF CERTAIN DOCUMENTS
    BY REFERENCE.........................................................3
PROSPECTUS SUMMARY.......................................................4
RISK FACTORS............................................................13
THE EXCHANGE OFFER......................................................23
USE OF PROCEEDS.........................................................29
MATERIAL CHANGES........................................................29
DEFICIENCY IN EARNINGS TO COVER
    FIXED CHARGES.......................................................30
DESCRIPTION OF THE NEW NOTES............................................31
CERTAIN UNITED STATES FEDERAL
    INCOME TAX CONSIDERATIONS...........................................56
PLAN OF DISTRIBUTION....................................................60
LEGAL MATTERS...........................................................61
EXPERTS.................................................................61
INDEX TO FINANCIAL STATEMENTS..........................................F-1

                           ---------------------------

                              AVAILABLE INFORMATION

         GST USA and GST have filed with the Commission a Registration Statement on Form F-2 under the Securities Act with respect to the New Notes offered in the Exchange Offer. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to GST USA, GST and the New Notes offered in the Exchange Offer, reference is made to such Registration Statement, including the exhibits and schedules thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement (and the exhibits and schedules thereto) may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and the exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549.

         GST is  subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. GST's Common Shares are listed on the American Stock Exchange, Inc. (the "AMEX") and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

         The Indenture requires GST and, in certain circumstances, GST USA to file with the Commission the annual, quarterly and other reports required by Sections 13(a), 13(c) and 15(d) of the Exchange Act, regardless of whether such Sections are applicable to GST USA or GST. GST or GST USA, as the case may be, will supply without cost to each Holder of Notes, and file with the trustee under the Indenture, within fifteen days after GST is required to file the same with the Commission, copies of the audited financial statements, quarterly reports and other reports which GST USA and GST are required to file with the Commission pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act; provided, however, that in the event GST is no longer the guarantor on the Notes, GST shall no longer be required to file such reports and GST USA will be required to file such reports, in each case as of the date and time that GST is no longer the guarantor on the Notes.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         GST's Annual Report on Form 20-F, as amended, for the fiscal year ended September 30, 1995 (the "Form 20-F") and Report of Foreign Issuer on Form 6-K, as amended, for the quarter ended December 31, 1995 (the "Form 6-K") are incorporated by reference in this Prospectus and shall be deemed to be a part hereof.


         GST hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 1030-999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, Attention: Robert M. Blankstein. Oral requests should be directed to such individual (telephone number (604) 688-0553).

                               ------------------

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by GST USA or GST. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.

                               PROSPECTUS SUMMARY

         The following prospectus summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus and in the Form 20-F and the Form 6-K. Unless the context otherwise requires, in this Prospectus and in the reports and financial statements incorporated herein, the term "Company" means the combined business operations of GST and its subsidiaries, including GST USA; the terms "fiscal" and "fiscal year" refer to GST's fiscal years, including the year ended September 30, 1995, 13 months ended September 30, 1994 and the year ended August 31, 1993; and all dollar amounts are in U.S. dollars. Industry figures were obtained from reports published by the Federal Communications Commission (the "FCC"), the U.S. Department of Commerce and other industry sources, which the Company has not independently verified. Investors should carefully consider the information set forth under the caption "Risk Factors," including the risks relating to historical and anticipated operating losses and negative EBITDA.

                                   THE COMPANY

         The Company provides a broad range of competitive access and other telecommunications products and services, primarily to customers located in Tier II and Tier III cities (populations between 250,000 and 2,000,000) in the western continental United States and Hawaii. As a competitive access provider ("CAP"), the Company operates fully digital telecommunications networks that provide an alternative to the local exchange telephone company ("LEC") for a number of products and services. The Company recently began commercial operation of five fiber optic competitive access networks, holds a 50% interest in another and operates a digital microwave competitive access network in Hawaii. The Company is constructing an additional fiber optic competitive access network, which is expected to commence commercial operation in the second quarter of 1996. The Company deems a network to be commercially operational when the fiber optic cables and related electronics permit the Company to provide special access and private line services. The addition of a switch to a network will enhance the services such network can provide; however, a switch is not necessary for the operation of a network. As a complement to its networks, the Company recently acquired an international and domestic long distance carrier. In addition, the Company manufactures telecommunications switching equipment and provides network management and billing systems through its wholly-owned subsidiary, National Applied Computer Technologies, Inc. ("NACT").

         As regulatory and competitive conditions permit, the Company intends to offer integrated local and long distance services through the deployment of high capacity, digital switches in cities in which the Company operates a competitive access network, as well as cities in which the Company will rely upon the facilities of the LEC. This would expand the Company's addressable market and enhance the operating leverage of its networks, thereby improving its opportunity to participate, on a regional basis, in both the local exchange and long distance markets in the United States. The ability to provide interstate switched access and other enhanced services would enable the Company to offer a more comprehensive solution to its customers' telecommunications needs.

         In October 1994, the Company and Tomen America, Inc. ("Tomen America"), a subsidiary of Tomen Corporation ("Tomen"), an international general trading company, entered into agreements (the "Tomen Facility") under which Tomen America agreed to make available up to a total of $100.0 million of financing for competitive access network construction and development to be allocated on a project by project basis. Tomen America has a right of first refusal up to the limit of such facility to evaluate and, in its discretion, finance each network project. Under the terms of the Tomen Facility, Tomen America and Tomen have purchased Common Shares and warrants to purchase Common Shares and another Tomen Subsidiary has purchased 10% of the equity in two of the Company's competitive access networks. In addition, Tomen America's designee has been elected to GST's Board of Directors.

TELECOMMUNICATIONS SERVICES

         The locations and dates of commencement of commercial operation of the Company's networks are as follows:

                Network                               Service Area                    Date Commercially Operational
- ------------------------------------     ------------------------------------     ------------------------------------
San Bernardino, California               San Bernardino, Riverside, Rialto        April 1995
                                         and Bloomington

Hawaii                                   Oahu, Maui, Molokai and Hawaii           September 1988

Ontario, California                      Ontario, City of Industry and            August 1995
                                         Monterey Park

Tucson, Arizona                          Tucson metropolitan area                 September 1995

Fresno, California                       Fresno                                   January 1996

Albuquerque, New Mexico                  Albuquerque metropolitan area            January 1996

Phoenix, Arizona*                        Phoenix metropolitan area                February 1994

- --------------------

* The Company has a 50% interest in this network.

The Company is also constructing a competitive access network in Contra Costa/Alameda Counties, California, which is expected to commence commercial operation during the second quarter of 1996.

         The Company acquired its Hawaiian microwave network in 1994, has recently begun to upgrade and expand it and, where appropriate, will deploy fiber optic cable. The Company is currently one of two authorized statewide private line competitors to GTE Hawaiian Telephone Company Incorporated, the dominant service provider in the Hawaiian Islands.

         Effective May 1, 1995, the Company acquired International Telemanagement Group, Inc. ("ITG"), an international and domestic long distance carrier which, together with the Company's wholly-owned subsidiary, Wasatch International Network Services, Inc. ("WINS"), offers enhanced long distance services, such as toll-free "800," private line, calling card, prepaid calling card and international call back services to end-users, agents and other carriers. The acquisition of ITG enables the Company to more fully integrate long distance and other related services into the package of telecommunications services it offers to its network customers.

TELECOMMUNICATIONS SERVICES STRATEGY

         The Company's goal is to become a leading provider of a broad range of integrated local and long distance telecommunications products and services in its targeted markets. In furtherance of this goal, the Company's strategy is to develop and expand its networks and customer base, broaden the range of telecommunications services and products it offers and capitalize on its advantageous position in California and Hawaii. The Company ultimately intends to assemble an integrated, regional network through a combination of owned facilities, joint ventures with other CAPs and fiber optic lines leased from long distance providers, cable companies and utilities. Key elements of the Company's strategy are as follows:

         COMPETITIVE  ACCESS NETWORKS.  The Company seeks to selectively  expand
its  competitive   access  business  by  implementing  the  following   business
strategies:

         FOCUS ON END-USERS. The Company focuses on business, government and academic end-users that have significant telecommunications requirements. The Company intends to increase its customers' reliance on and loyalty to the Company and, over time, secure a growing portion of their telecommunications business through the provision of additional integrated services. This strategy is also designed to build a broad base of recurring revenues, thereby avoiding dependency on a large customer in a market. However, revenues from long distance carriers and resellers will continue to be an important component of the Company's access services revenues, particularly in the early stages of commercial operation.

         EARLY TO MARKET ADVANTAGE. The Company strives to be the first CAP in a geographic area to actively market and provide competitive access services, and, ideally, the first CAP to obtain necessary permits, rights-of-way and licenses and to construct and operate a network. The Company believes that the first such CAP has a significant competitive advantage in securing customers that desire an alternative to the incumbent LECs and that later entrants may have difficulty obtaining rights-of-way, permits and licenses necessary to construct and operate a network in a timely and cost effective manner. However, the Company has entered and may in the future enter certain markets as the second or third CAP in special circumstances, such as an agreement with a long distance carrier for a guaranteed volume of telecommunications traffic or a strategic alliance with electric or natural gas utilities.

         EMPHASIS ON TIER II AND TIER III MARKETS. The Company believes that emphasizing the development of networks in Tier II and Tier III markets will reduce the likelihood of competition from other CAPs, particularly the large CAPs that have principally developed networks in the major metropolitan areas. The Company believes that certain of these smaller markets offer an attractive combination of lower construction and operating costs and significant and concentrated telecommunications traffic.

         REGIONAL FOCUS. The Company is focusing on the western United States in order to take advantage of a favorable regulatory environment and the substantial telecommunications traffic patterns that exist among the western United States, the Pacific Rim, Mexico and western Canada. Further, by concentrating on one region, the Company believes it will be able to efficiently develop, operate and control its networks. In California, for example, the Company holds a statewide license to provide services and has a statewide pole attachment agreement, which enables the Company to develop additional networks and to expand its existing networks without the delays typically experienced in obtaining individual licenses and rights-of-way.

         DEPLOYMENT OF SWITCHED AND ENHANCED SERVICES. The Company intends to deploy switches for interstate switched access and, as regulatory conditions permit, intrastate switched access, enhanced services and full local dial tone. The Company believes that switched services will complement long distance, special access and other services as part of its strategy to provide total telecommunications solutions to its customers. Initially, the Company plans to install switching equipment in its operational networks and in markets where it is actively constructing networks. The Company may also install switches in cities where the Company expects to construct a competitive access network and in certain other cities where the Company will rely on LEC facilities for transmission. The Company will seek regulatory approval for the provision of the full array of local services in those jurisdictions in which it will deploy its switches.

         The Company intends to deploy frame relay and ATM (Asynchronous Transfer Mode) switches and to provide data services to its customers through its competitive access networks and through the facilities of LECs. These services will include frame relay, private data line, LAN (Local Area Network) based and Internet access services and may include additional enhanced services.

         The Company is exploring opportunities to expand its telecommunications services business by internal development and through acquisitions and joint ventures.

MANUFACTURING OPERATIONS

         The Company manufactures, markets, installs and supports advanced telecommunications switching equipment and provides network management and billing systems for specialty telecommunications network operators. The customer base for these products and services includes small local and long distance carriers, prepaid calling card network operators, international call back providers, hotel complexes, correctional facilities, pay telephone operators and other customers that require an integrated switching platform and network management and billing system. The Company's systems consist of both the hardware and the software necessary to (i) provide enhanced network services,
(ii) automatically route traffic through various local and long distance carriers and (iii) bill the services to the customer. The Company has developed and integrated into its products extensive fraud prevention and traffic engineering technologies. Revenues and earnings have grown significantly since the Company acquired NACT in late 1993.

         For a more complete description of the business of the Company, see the Form 20-F.

RECENT DEVELOPMENTS

         In December 1995, GST sold $20,000,187 13 7/8% of Convertible Senior Subordinated Discount Notes due 2005 (the "Convertible Notes") pursuant to an indenture and GST USA sold $160,001,496 of the Old Notes pursuant to an indenture (the "Indenture") in a private placement (the "December Offering"). See "Description of the New Notes." Of the net proceeds of the December Offering, $2.0 million was applied to the repayment of short-term indebtedness, and the balance will be used for capital expenditures and to fund future operating deficits and for working capital purposes.

         In March 1996, the Company, through its subsidiary, GST Internet, Inc., a Delaware corporation ("GST Internet"), entered the Internet services business with GST Internet's purchase of the assets of Reservations, Inc. d/b/a Hawaii On Line, a Hawaii corporation ("Hawaii On Line"). Hawaii On Line, at the time of its purchase, was the largest Internet service provider in Hawaii with more than 6,000 customers and also operated a World Wide Web site design business.

         The  Company's  principal  executive  offices  are located at 4317 N.E.
Thurston  Way,  Vancouver,  Washington  98662  and its  phone  number  is  (360)
254-4700.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer.......     Pursuant to the Exchange Offer,  New Notes will be
                              issued in exchange for outstanding Old Notes validly tendered and not withdrawn. The Accreted
                              Value of the New Notes will be equal to that of the Old Notes and will be issued in denominations of $1,000 in principal amount at maturity and any integral multiple of $1,000 in excess thereof. GST
                              USA will issue New Notes to tendering Holders of Old Notes as promptly as practicable after the Expiration Date.

Resale...................     Based  on an  interpretation  by the  staff of the
                              Commission  set forth in no-action  letters issued
                              to third  parties,  GST USA believes  that the New
                              Notes  issued  pursuant to the  Exchange  Offer in
                              exchange  for Old Notes may be offered for resale,
                              resold  and  otherwise  transferred  by any Holder
                              thereof (other than  broker-dealers,  as set forth
                              below,  and any such Holder that is an "affiliate"
                              (within   the   meaning  of  Rule  405  under  the
                              Securities   Act)  of  GST  USA  or  GST)  without
                              compliance  with the  registration  and prospectus
                              delivery   provisions  of  the   Securities   Act,
                              provided  that such New Notes are  acquired in the
                              ordinary course of such Holder's business and that
                              such Holder has no  arrangement  or  understanding
                              with any person to participate in the distribution
                              of such New Notes. Each broker-dealer  (other than
                              an affiliate of GST USA or GST) that  receives New
                              Notes  for its own  account  in  exchange  for Old
                              Notes   that   were   acquired   as  a  result  of
                              market-making   or  other  trading  activity  must
                              acknowledge  that it will deliver a prospectus  in
                              connection with any resale of such New Notes.  The
                              Letter   of   Transmittal   states   that   by  so
                              acknowledging  and  delivering a prospectus,  such
                              broker-dealer  will not be deemed to admit that it
                              is an  "underwriter"  within  the  meaning  of the
                              Securities  Act.  This  Prospectus,  as it  may be
                              amended or supplemented  from time to time, may be
                              used by such  broker-  dealer in  connection  with
                              resales of New Notes  received in exchange for Old
                              Notes  where such New Notes were  acquired by such
                              broker-dealer   as  a  result   of   market-making
                              activities  or other trading  activities.  GST USA
                              has  agreed  that,  for a period of 180 days after
                              the Expiration  Date, it will make this Prospectus
                              available  to any  such  broker-dealer  for use in
                              connection  with any  such  resale.  See  "Plan of
                              Distribution."  Any  Holder  who  tenders  in  the
                              Exchange Offer with the intention to  participate,
                              or  for  the  purpose  of   participating,   in  a
                              distribution of the New Notes or who is an affiliate of GST USA or GST may not rely on the position of the staff of the Commission enunciated in EXXON CAPITAL HOLDINGS CORPORATION (available
                              May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such Holder incurring liabilities under the Securities Act for which the Holder is not indemnified by GST USA or GST.

                              The Exchange Offer is not being made to, nor will GST USA accept surrenders for exchanges from, Holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date..........     5:00 p.m., New York City time, on _______ __, 1996
                              [20  BUSINESS  DAYS  AFTER   COMMENCEMENT  OF  THE
                              EXCHANGE OFFER], unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. Any extension, if made, will be publicly announced through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations.

Conditions to the
  Exchange Offer.........     The   Exchange   Offer  is   subject   to  certain
                              conditions,  which may be  waived by GST USA.  See
                              "The   Exchange  --  Conditions  to  the  Exchange
                              Offer." The Exchange Offer is not conditioned upon any minimum principal amount at maturity of Old
                              Notes being tendered.

Procedures for Tendering
  Old Notes................   Each  Holder of Old Notes  wishing  to accept  the
                              Exchange  Offer must  complete,  sign and date the
                              Letter of Transmittal,  or a facsimile thereof, in
                              accordance with the instructions  contained herein
                              and  therein,  and mail or  otherwise  deliver the
                              Letter of  Transmittal,  or a  facsimile  thereof,
                              together  with the Old Notes to be  exchanged  and
                              any other required  documentation to United States
                              Trust Company of New York, as Exchange  Agent,  at
                              the  address  set forth  herein  and  therein.  By
                              executing  a Letter of  Transmittal,  each  Holder
                              will  represent  to GST USA and  GST  that,  among
                              other things,  the New Notes acquired  pursuant to
                              the  Exchange  Offer  are  being  obtained  in the
                              ordinary   course  of   business   of  the  person
                              receiving such New Notes, whether or not such person is the Holder, that neither the Holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the Holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of GST USA or GST.

Special Procedures for
  Beneficial Owners......     Any   beneficial   owner   whose   Old  Notes  are
                              registered  in  the  name  of  a  broker,  dealer,
                              commercial  bank,  trust  company or other nominee
                              and who  wishes to tender  in the  Exchange  Offer
                              should contact such registered Holder promptly and
                              instruct such registered  Holder to tender on such
                              beneficial  owner's  behalf.  If  such  beneficial
                              owner  wishes to tender  on his own  behalf,  such
                              beneficial  owner must,  prior to  completing  and
                              executing the Letter of Transmittal and delivering
                              his   Old   Notes,    either   make    appropriate
                              arrangements  to  register  ownership  of the  Old
                              Notes in such owner's name or obtain a properly completed bond power from the registered Holder.
                              The transfer of registered
                              ownership may take considerable time and may not be able to be completed prior to the Expiration
                              Date.

Guaranteed Delivery
  Procedures...............   Holders  of Old Notes who wish to tender  such Old
                              Notes and  whose  Old  Notes  are not  immediately
                              available  or who cannot  deliver  their Old Notes
                              and a properly  completed Letter of Transmittal or
                              any  other  documents  required  by the  Letter of
                              Transmittal  to the  Exchange  Agent  prior to the
                              Expiration   Date  may  tender   their  Old  Notes
                              according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Procedures for
                              Tendering."

Acceptance of Old Notes
 and Delivery of New
 Notes...................     Subject to certain  conditions  (as described more
                              fully in "The Exchange  Offer -- Conditions to the
                              Exchange Offer"), GST USA will accept for exchange
                              any and all Old Notes that are  properly  tendered
                              in the Exchange Offer and not withdrawn,  prior to
                              5:00 p.m.,  New York City time, on the  Expiration
                              Date.  The  New  Notes  issued   pursuant  to  the
                              Exchange Offer will be delivered as promptly as practicable following the Expiration Date.

Withdrawal Rights........     Subject  to  the   conditions  set  forth  herein,
                              tenders of Old Notes may be  withdrawn at any time
                              prior to 5:00  p.m.,  New York City  time,  on the
                              Expiration   Date.  See  "The  Exchange  Offer  --
                              Withdrawal of Tenders."

Certain United States
  Federal Income Tax
  Considerations.........     The exchange pursuant to the Exchange Offer should
                              not  constitute  a  taxable  exchange  for  United
                              States federal income tax purposes.  Each such New
                              Note should be treated as having been originally issued at the time the Old Note exchanged therefor was originally issued. See "Certain United States
                              Federal Income Tax Considerations."

Exchange Agent...........     United  States  Trust  Company  of New  York,  the
                              Trustee  under  the   Indenture,   is  serving  as
                              exchange   agent   (the   "Exchange   Agent")   in
                              connection   with   the   Exchange   Offer.    For
                              information with respect to the Exchange Offer, the telephone number for the Exchange Agent is
                              (800) 548-6565 and the facsimile number for the Exchange Agent is (212) 420-6152.


SEE "THE EXCHANGE OFFER" FOR MORE DETAILED INFORMATION CONCERNING THE TERMS OF THE EXCHANGE OFFER.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

         The Exchange Offer applies to $166,327,787 aggregate Accreted Value of Old Notes. The form and terms of the New Notes will be the same in all material respects as the form and terms of the Old Notes, except that the offer and sale of the New Notes will be registered under the Securities Act and, therefore, the New Notes will not bear legends restricting the transfer thereof. Upon consummation of the Exchange Offer, none of the Notes will be entitled to registration rights under the Registration Rights Agreement. The New Notes will evidence the same debt as the Old Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with any Old Notes that remain outstanding. See "Description of the New Notes."

Issuer...................     GST USA, Inc.

Maturity Date............     December 15, 2005

Securities Offered.......     $166,327,787 aggregate  Accreted  Value of 13 7/8%
                              Senior Discount Exchange Notes Due 2005.

Yield and Interest.......     The Notes are being sold at a substantial discount
                              from their principal amount and there will not be any accrual of cash interest on the Notes prior to December 15, 2000 or payment of cash interest on the Notes prior to June 15, 2001. For a discussion of the United States federal income tax treatment of the Notes and the original issue discount rules, see "Certain United States Federal Income
                              Tax  Considerations."  From and after December 15,
                              2000, the Notes will bear interest at a rate of 13
                              7/8% per annum, payable in cash on each June 15, and December 15, commencing June 15, 2001.

Ranking..................     The Notes and the Notes  Guarantee will be senior,
                              unsecured   obligations   of  GST  USA  and   GST,
                              respectively,  will  rank  PARI  PASSU in right of
                              payment   with   all   unsubordinated,   unsecured
                              obligations of GST USA and GST, respectively,  and
                              will  be  senior  in  right  of   payment  to  all
                              subordinated  indebtedness  of GST  USA  and  GST,
                              respectively.  At February 15,  1996,  GST USA and
                              GST had no outstanding  borrowings  other than the
                              Notes. GST USA and GST are each holding companies.
                              The  Notes  and  the  Notes   Guarantee   will  be
                              effectively subordinated to all liabilities of GST
                              USA's subsidiaries,  including trade payables.  At
                              March  31,  1996,  GST  USA's   subsidiaries   had
                              approximately   $31.7   million   of   liabilities
                              (excluding intercompany payables), including $19.9
                              million of indebtedness, all of which was secured.
                              The Company expects to incur  substantial  amounts
                              of additional  indebtedness in the future, subject
                              to compliance  with the  limitations  contained in
                              the  Indenture.  See "Risk  Factors -- Significant
                              Capital    Requirements"   and   "--   Substantial
                              Indebtedness; Ability to Service Debt."

Notes Guarantee..........     The  Notes  will  be   guaranteed   on  a  senior,
                              unsecured basis by GST.

Optional Redemption......     On and after  December 15, 2000, the Notes will be
                              redeemable at the option of GST USA, in whole at any time or in part from time to time, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of the New Notes --
                              Optional Redemption."

Additional Amounts.......     Any  payments  in respect of the Notes made by GST
                              pursuant to the Notes Guarantee will be made without withholding or deduction for Canadian taxes unless required by law or the interpretation or administration thereof, in which case GST will pay such additional amounts as may be necessary so that the net amount received by the Holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the New Notes -- Additional Amounts."

Redemption for Changes
  in Canadian
  Withholding Taxes......     In  the  event  GST  becomes   obligated  to  make
                              payments pursuant to the Notes Guarantee and, as a
                              result  of  certain  changes  affecting   Canadian
                              withholding  taxes GST  becomes  obligated  to pay
                              additional   amounts   in   accordance   with  the
                              Indenture, the Notes will be redeemable, as a whole but not in part, at the option of GST at any time at 100% of their Accreted Value plus accrued interest. See "Description of the New Notes --
                              Optional Redemption."


Change of Control........     Upon a Change of Control, GST USA will be required
                              to  make an  offer  to  purchase  the  Notes  at a
                              purchase  price  equal to 101% of  their  Accreted
                              Value  on  the  date  of  purchase   plus  accrued
                              interest,  if  any.  See  "Description  of the New
                              Notes  --  Repurchase  of Notes  upon a Change  of
                              Control."

Certain Covenants........     The Indenture  contains  certain  covenants which,
                              among other  things,  restrict  the ability of GST
                              and  its  Restricted   Subsidiaries   (as  defined
                              below),  including  GST USA, to: incur  additional
                              indebtedness;     create    liens;    engage    in
                              sale-leaseback transactions; pay dividends or make
                              distributions  in respect of their capital  stock;
                              make  investments or make certain other restricted
                              payments;  sell assets; create restrictions on the
                              ability of Restricted Subsidiaries to make certain
                              payments;   issue  or  sell  stock  of  Restricted
                              Subsidiaries;   enter   into   transactions   with
                              stockholders or affiliates; and consolidate, merge or sell all or substantially all of their assets.
                              However, these limitations will be subject to a number of important qualifications and exceptions.
                              See "Description of the New Notes -- Covenants."

Settlement at DTC........     Transfers  of Notes  between  participants  in The
                              Depository Trust Company ("DTC") will be effected in the ordinary way in accordance with DTC rules and will be settled in next-day funds.

                                  RISK FACTORS

DEVELOPMENT AND EXPANSION RISK AND  POSSIBLE INABILITY TO MANAGE GROWTH


         The Company is in the early stages of its operations. Its San Bernardino, Ontario, Tucson, Albuquerque and Fresno networks have only recently become commercially operational and the Company has not deployed any switches in its competitive access networks. The continued expansion and development of the Company's competitive access networks and the success of the Company's switched and enhanced services strategy will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way over privately- and publicly-owned land, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by LECs and achieve a sufficient customer base, and upon subsequent changes in state and federal regulations. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business may involve acquisitions, which, if made, could divert the resources and management time of the Company and could require integration with the Company's existing networks and services. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems and to expand, train and manage its employee base. These factors and others could adversely affect the expansion of the customer base of the Company's existing networks, as well as commencement of new services and operations of new networks. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, growth, financial condition and results of operations.

HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE EBITDA

         The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it expands its business and builds its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for its competitive access and long distance services. The Company had a net loss of approximately $7.4 million and negative EBITDA of $4.5 million for the quarter ended December 31, 1995. The Company had a net loss of approximately $11.3 million and negative EBITDA of $8.8 million for the year ended September 30, 1995 and a net loss of approximately $3.5 million and negative EBITDA of $0.8 million for the 13 months ended September 30, 1994. There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA.

SIGNIFICANT CAPITAL REQUIREMENTS

         The Company believes that the net proceeds from the December Offering, together with borrowings expected to be approved under the Tomen Facility and vendor financing and capital lease arrangements, will provide sufficient funds for the Company to expand its business as planned and to fund its operating expenses for the next 18 to 24 months. The Company thereafter will require substantial capital from outside sources for the foreseeable future to fund cash flow deficits from operating activities and for the expansion of existing networks, the development of additional networks (which could occur through acquisitions and joint ventures) and the purchase of switching equipment. Additional sources of capital may include public and private equity and debt financings by the Company or its subsidiaries, sales of non-strategic assets and other financing arrangements. There can be no assurance that additional borrowings under the Tomen Facility will be approved, or that vendor financing or capital lease arrangements will be available to the Company or that, if available, such vendor financing or capital lease arrangements can be obtained on terms acceptable to the Company. Failure to obtain such financing would result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and would have a material adverse effect on the Company's business. Such failure could also limit the ability of the Company to make principal and interest payments on the Notes.

         The Company has no working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.

SUBSTANTIAL INDEBTEDNESS

         At March 31, 1996, the Company had outstanding on a consolidated basis approximately $219.2 million of indebtedness. The accretion of original issue discount on the Notes will cause an increase in indebtedness of $164.9 million by December 15, 2000. The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company. The Company anticipates that it will incur substantial additional indebtedness in the future. The Company has submitted proposals for approximately $65.3 million of debt financing under the Tomen Facility for network projects, of which proposals for $27.0 million of financing have been approved, and is currently negotiating vendor financing arrangements. Under the terms of the Tomen Facility, up to an additional $16.2 million of indebtedness could be incurred to fund the development and construction of additional networks, including Fresno and Contra Costa/Alameda Counties, if and to the extent that proposals for the funding of such networks are approved by Tomen America. There can be no assurance that Tomen America will provide funding for the remaining submitted projects or any additional projects, in which case the Company will be required to seek other sources of equity or debt financing. The Company's total indebtedness was increased by $180.0 million as a result of the December Offering and total interest expense was increased concomitantly.

         The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) the debt service requirements of any additional indebtedness could make it more difficult for GST USA to make payments on the Notes; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal of and interest on its indebtedness and other obligations and will not be available for other purposes; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable in the event of a downturn in its business.

POSSIBLE INABILITY TO SERVICE DEBT

         The Company has been experiencing increasing negative EBITDA and the Company's earnings before fixed charges were insufficient to cover fixed charges for the year ended September 30, 1995 and the 13 months ended September 30, 1994 by $13.8 million and $3.0 million, respectively. There can be no assurance that the Company will be able to improve its earnings before fixed charges or EBITDA or that the Company will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. The $17.5 million of indebtedness outstanding at March 31, 1996 under the Tomen Facility, the $27.0 million of financing subsequently approved and the additional $38.3 million of debt financing proposals currently submitted to Tomen America, if approved, will mature prior to 2005 and future borrowings, including potential borrowings of up to $16.2 million under the Tomen Facility (to the extent projects are approved), may mature prior to 2005. Accordingly, the Company may have to refinance a substantial amount of indebtedness prior to the maturity of the Notes. In addition, the Company anticipates that cash flow from operations may be insufficient to repay the Notes in full at maturity and the Notes may need to be refinanced. There can be no assurance that the Company will be able to refinance such indebtedness. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, including the Notes, which would permit the holders of such indebtedness to accelerate the maturity thereof. Such events would make payments on the Notes less likely.

ACCELERATION OF DEBT IN THE EVENT OF A CHANGE OF CONTROL

         The Indenture provides that in the event of a Change of Control (as hereinafter defined), including a "person" or "group" becoming the ultimate "beneficial owner" of voting stock representing more than 30% of the voting stock of GST, GST USA must make an offer to repurchase the Notes at 101% of the Accreted Value thereof, plus accrued interest. It is highly unlikely that cash flow from operations would be sufficient or that adequate funds would otherwise be available to repay the Notes in full, and therefore, GST USA would be required to refinance the Notes. There can be no assurance that GST USA could effect such refinancing on terms acceptable to it.


EFFECTIVE SUBORDINATION OF NOTES AS A RESULT OF HOLDING COMPANY STRUCTURE


         GST and GST USA are each holding companies. The principal asset of GST consists of the common stock of GST USA and the principal asset of GST USA consists of the common stock of its subsidiaries. GST and GST USA intend to loan or contribute a substantial portion of the net proceeds of the December Offering to certain of GST USA's subsidiaries. GST and GST USA must rely upon dividends and other payments from GST USA's subsidiaries to generate the funds necessary to meet their obligations, including the payment of principal of and interest on the Notes. The subsidiaries, however, are legally distinct from GST and GST USA and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make funds available for such payment. GST USA's subsidiaries have not guaranteed the Notes. The ability of GST USA's subsidiaries to make such payments to GST USA and GST will be subject to, among other things, the availability of funds, the terms of such subsidiaries' indebtedness and applicable state laws. Pursuant to a credit agreement under the Tomen Facility, GST USA's subsidiary that owns and operates the San Bernardino and Ontario networks may not pay any dividends or make any distributions on its capital stock. Subsequent network financings under the Tomen Facility are expected to include similar prohibitions. Claims of creditors of GST USA's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of GST USA, GST and the holders of GST USA's and GST's indebtedness, including the Notes and the Notes Guarantee. Accordingly, the Notes and the Guarantee will be effectively subordinated to the liabilities (including trade payables) of the subsidiaries of GST USA. At March 31, 1996, the subsidiaries of GST USA had approximately $31.7 million of liabilities (excluding intercompany payables), including $19.9 million of indebtedness, all of which was secured.

ABILITY TO INCUR ADDITIONAL SECURED INDEBTEDNESS

         The Notes are senior unsecured indebtedness of GST USA and are guaranteed on a senior unsecured basis by GST. At March 31, 1996, the Company had an aggregate of approximately $19.9 million of secured indebtedness, including $17.5 million of indebtedness under the Tomen Facility. The subsidiary that owns and operates the San Bernardino and Ontario Networks has granted to Tomen America a first priority lien on all of its assets, and its stock has been pledged to Tomen America. Under the terms of the Tomen Facility, in addition to the $65.3 million of debt financing currently submitted to Tomen America, an additional $16.2 million of indebtedness could be incurred to fund the development and construction of additional networks, including those planned for Fresno and Contra Costa/Alameda Counties, if and to the extent that proposals for the funding of such networks are approved by Tomen America. Any such subsequent financings under the Tomen Facility are expected to be secured in a similar manner. In addition, pursuant to the terms of the Tomen Facility, the cash flow from each network Tomen America finances will secure each other Tomen America network financing. The Indenture also permits the Company to incur additional secured indebtedness. See "Description of the New Notes -- Covenants."

  SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS

         In the event that a default were to occur with respect to any secured indebtedness incurred by the Company and the holders thereof were to foreclose on the collateral, the holders of such indebtedness would be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the Notes, notwithstanding the existence of an event of default with respect to the Notes. In the event of any bankruptcy, liquidation or reorganization of the Company, holders of secured indebtedness would have a claim, prior to the claim of the Holders of the Notes, on the assets of the Company securing such indebtedness. In addition, to the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, holders of amounts remaining outstanding on such secured indebtedness (as well as other unsubordinated creditors of the Company) would be entitled to share PARI PASSU with Holders of the Notes with respect to any other assets of the Company. Assets remaining after satisfaction of the claims of holders of secured indebtedness may not be sufficient to pay amounts due on any or all of the Notes then outstanding.


DIFFICULTIES IN IMPLEMENTING SWITCHED AND ENHANCED SERVICES STRATEGY

         The Company plans to deploy high capacity, digital switches in the cities in which it operates or plans to operate competitive access networks, as well as in certain cities where the Company will rely on LEC facilities for transmission. This will enable the Company to offer interstate switched access services and, as regulatory conditions permit, intrastate switched access, enhanced services and full local dial tone. The Company's switched access services strategy may not be profitable due to, among other factors, lack of customer demand, competition from other CAPs and pricing pressure from the LECs. Implementation of the Company's switched and enhanced services strategy will depend, in large part, on the Company's ability to obtain vendor or other financing for switches. There can be no assurance that the Company will secure adequate financing for its planned deployment of switches, that all or any of such switches will be deployed or that, if deployed, such switches will be utilized to the degree contemplated by the Company. The Company has limited experience providing switched services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy.

FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY EXISTING INDEBTEDNESS

         The Indenture and the Tomen Facility impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of the Notes, in which case the Holders of the Notes may not be paid.

RECENT COMMENCEMENT OF MARKETING

         The Company has only recently begun marketing the services of certain of its competitive access networks and as a result, the Company has relatively few customers and has generated limited revenue. Although the Company actively markets its products and services, there can be no assurance that the Company will be able to attract new customers or retain existing customers.

DEPENDENCE ON KEY CUSTOMERS

         The Company's five largest telecommunications services customers accounted for approximately 16.6% and 0.7% of the Company's consolidated revenues for the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. During the year ended September 30, 1995, one of ITG's former customers, which is presently the subject of a bankruptcy proceeding, accounted for 5.3% of the Company's consolidated revenues. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its revenues. While long distance carriers have high volume requirements and have utilized CAPs as alternative access providers, they generally are more price sensitive than end-users. The five largest customers of the Company's manufacturing operations accounted for 22.8% and 22.2% of the Company's consolidated revenues for the year ended September 30, 1995 and the 13 months ended September 30, 1994, respectively. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company.

COMPETITION

         The telecommunications industry is highly competitive. In most markets, the Company's networks' principal competitor is the regional Bell operating company ("RBOC") or the GTE Operating Company ("GTOC"). Other competitors may include other CAPs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and local telephone companies outside their current local service areas. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), which have announced plans to offer integrated local and long distance telecommunications services as regulations allow. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company.

         As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for its competitive access and long distance services. In particular, the RBOCs, the GTOCs and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the LECs over the Company in certain respects. While recent regulatory initiatives, which allow CAPs such as the Company to interconnect with local telephone company facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the local telephone companies. If regulators allow local telephone companies to lower their rates, engage in increased discount pricing practices or seek to charge CAPs increased fees in conjunction with interconnection to their networks, the financial condition of the Company could be adversely affected. In September 1995, the FCC announced proposals that, if adopted, would significantly lessen the regulation of LECs that are subject to competition in their service areas and would provide such LECs with greater pricing flexibility. If the LECs lower their rates, CAPs such as the Company and other telecommunications providers may be forced by market conditions to charge less for their services in order to compete. There can be no assurance that the Company will be able to achieve or maintain significant revenue or compete effectively in any of its markets.

         The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as
AT&T, MCI and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. As procompetitive regulatory initiatives are implemented, the Company believes that RBOCs also will become competitors in the long distance telecommunications industry. The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. The FCC has, on several occasions since 1984, approved or required price reductions by AT&T. The FCC recently announced a decision pursuant to which AT&T will no longer be regulated as a dominant long distance carrier. This decision removes AT&T from price-cap regulations with respect to its long distance services as well as other regulatory and reporting requirements that previously only applied to AT&T as the sole carrier designated by the FCC as dominant in the long distance market. This decision, which is subject to certain other commitments and undertakings agreed to by AT&T, is expected to increase AT&T's flexibility in competing in the long distance services market and, in particular, will eliminate the longer tariff notice requirements previously applicable only to AT&T. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

         NACT competes with other lower to medium capacity switch manufacturers and software providers. As its business develops and new switches are introduced, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as AT&T, Harris Corp., Siemens AG, Alcatel Alsthom Compagnie Generale D'Electricite, Telefonaktiebolaget L.M. Ericsson and Northern Telecom, Ltd. Most of NACT's potential competitors have substantially greater financial, technical and marketing resources than NACT and may threaten the viability of NACT if such other companies commence efforts to compete in the segment of the switch manufacturing market in which NACT operates.

GOVERNMENT REGULATION

         FOREIGN OWNERSHIP RESTRICTIONS. The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. As such, delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. While the Company is not subject to extensive rate regulation by the FCC, it must file tariffs for its interstate and international services and the rates for these services must be reasonable. In addition, the FCC imposes restrictions on foreign ownership of communications service providers utilizing radio frequencies and regulates international service providers affiliated with dominant foreign carriers. The operations of the Company's Hawaiian network use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc. ("PNI"), an entity that is controlled by John Warta, the Company's President and Chief Executive Officer.

         The FCC may also have the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies, which could have a material adverse effect on the Company's competitive access business and other domestic services businesses.

         FEDERAL REGULATION. The FCC also exercises jurisdiction over the Company to the extent its services involve the provision, origination and termination of interstate or international telecommunications, including resale of long distance services. Thus, as such a provider, the Company must file tariffs with the FCC and/or obtain prior FCC authorization for domestic and international long distance services on an ongoing basis. Legislation recently enacted by the U.S. Congress provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. There can be no assurance that any legislation or regulation will broaden the opportunities available to the Company or will not have a material adverse effect on the Company and its operations.

         STATE AND LOCAL REGULATION. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company will be required in most states to obtain regulatory authorization and/or file tariffs at state agencies. There can be no assurance that state or federal commissions will grant such authority or refrain from taking action against any of the companies found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses. State regulatory agencies regulate competitive access services to the extent that they are used for intrastate communications, and in some states local authorities control the Company's access to municipal rights-of-way. The Company expects that, as its business and services expand and as more procompetitive regulatory initiatives pertaining to the local telecommunications services industry are implemented, it will offer increased intrastate services (including intrastate switched services), which will be subject to state regulation. There can be no assurance that regulations that would permit the Company to provide additional access services will be enacted on a timely basis, if at all. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

IMPEDIMENTS TO ENFORCEMENT OF GUARANTEE BY A CANADIAN CORPORATION

         GST is incorporated in Canada. Certain directors and officers, and certain experts named herein, are residents of Canada. As a result, it may be difficult for U.S. noteholders to seek enforcement of the Notes Guarantee by effecting service of process within the United States upon GST or upon such directors, officers and experts or to collect judgments of U.S. courts predicated upon civil liability under U.S. federal securities and other laws. GST believes that there is substantial doubt as to whether Canadian courts would
(i) enforce judgments of U.S. courts obtained against GST or such directors, officers and experts predicated upon the civil liabilities provisions of U.S. laws or (ii) impose liabilities in original actions against GST or its directors, officers and experts predicated solely upon U.S. securities laws.

DIFFICULTY IN ADAPTING TO TECHNOLOGICAL CHANGE

         The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes, including changes to wireline and wireless transmission technologies, on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

         The future success of NACT will depend in part upon its ability to keep pace with advancing technology and standards within the industry. There can be no assurance that NACT's products will not be rendered obsolete by switch products incorporating technological advances designed by competitors that are not available to NACT.

POSSIBLE ADVERSE LITIGATION OUTCOME

         An action was commenced against NACT alleging that its telephone systems incorporating prepaid calling features infringe upon a patent issued in 1987. An unfavorable decision in this action could have a material adverse effect on the Company.

         The Company has been involved in litigation with the City of Tucson relating to the Company's license to operate a network there. The likely result of such litigation will be to require the Company to obtain a new license with less favorable provisions to expand the Tucson network.

DEPENDENCE ON KEY PERSONNEL

         The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

         The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its networks in place, such termination could have a material adverse effect on the Company.


  POSSIBLE RECOGNITION OF ADDITIONAL ORIGINAL ISSUE DISCOUNT


         No gain or loss will be recognized by an exchanging Holder upon an exchange of the Old Notes for the New Notes. A Holder's basis in the New Notes will be the same as the Holder's basis in the Old Notes, and the Holder's holding period in the New Notes will include the period during which the Old Notes had been held by the Holder. If the exchange of the Old Notes for the New Notes were deemed by the Internal Revenue Service (the "Service") to constitute the exchange of a debt instrument for a modified instrument that differed materially either in kind or in extent, additional original issue discount could arise. However, under Proposed Regulations issued by the Service, the New Notes should not be deemed to constitute a modification of the Old Notes, inasmuch as the New Notes reflect all of the terms and conditions of the Old Notes in registered form, which registration results from the original terms of the Old Notes. Hence, the discussion that follows will be based on the terms and conditions of issuance of the Old Notes.

ORIGINAL ISSUE DISCOUNT

         The Old Notes were issued at a substantial discount from their principal amount at maturity. Although cash interest will not accrue prior to December 2000, and there will be no periodic payments of cash interest prior to June 2001, original issue discount (the difference between the stated redemption price at maturity and the issue price of the Old Notes) will accrue from the issue date of the Old Notes. Original issue discount will be includible as interest income periodically (including for periods ending prior to December
2000) in a U.S. Holder's (as defined herein) gross income for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

         In the [unlikely] event that the Notes are treated as equity, (i) there would be no original issue discount and periodic distributions beginning in June 2001 (or earlier with respect to increases in Accreted Value, would be taxable as dividends to the Holders (to the extent GST USA has earnings and profits for United States federal income tax purposes), (ii) Non-U.S. Holders (as defined herein) of Notes would not be eligible for the portfolio interest exemption from United States withholding tax and such dividends would be subject to United States withholding tax at a flat rate of 30% (or lower treaty rate) and (iii) GST USA would not be able to deduct interest or any original issue discount on the Notes.

         If a bankruptcy case under the U.S. Bankruptcy Code were to be commenced by or against GST or GST USA after the issuance of the Notes, the claim of a Holder of Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the original issue discount that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of the time of any such bankruptcy filing would constitute "unmatured interest."

POSSIBLE UNFAVORABLE TAX AND OTHER LEGAL CONSEQUENCES FOR HOLDERS OF NOTES AND THE COMPANY

         Based upon their yield, the Notes will be subject to the high yield discount obligation rules. Under these rules, GST USA will not be able to deduct original issue discount attributable to the Notes until paid. Moreover, because the yield on the Notes will exceed the applicable federal rate plus six percentage points as of the date of issuance of the Old Notes, a portion of the original issue discount attributable to the Notes will not be deductible at all. Therefore, GST USA's after tax cash flow will be less than if such original issue discount were deductible in full when accrued. In addition, as a result of the Notes Guarantee, and possibly because of future acquisitions, other U.S. tax provisions may limit the deductibility of a portion of the interest and original issue discount on the Notes.

         See "Certain United States Federal Income Tax Considerations" for a more detailed discussion of the United States federal income tax consequences to the holders of Notes regarding the purchase, ownership and disposition of the Notes.

PROBABLE INABILITY TO UTILIZE NET OPERATING LOSS

         At September 30, 1995, the Company had a U.S. net operating loss carryforward of approximately $8.5 million and Canadian net operating loss carryforward of approximately $5.8 million. While such loss carryforwards are available to offset future taxable income of the Company, it is more likely than not that the Company will not generate sufficient taxable income so as to utilize all or a portion of such loss carryforwards prior to their expiration.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

RISK OF JOINT INVESTMENTS

         The Company's Phoenix network is operated by Phoenix Fiber Access, Inc. ("Phoenix Fiber"), an entity in which the Company has a 50% ownership interest. Phoenix Fiber is managed by a governing board that the Company does not control. The risk is present in this joint venture, and in other joint ventures in which the Company may subsequently determine to participate, that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the venture and that the Company may be required to fulfill those obligations.

POTENTIAL RESALES OF A SUBSTANTIAL NUMBER OF SHARES; REGISTRATION RIGHTS

         At March 31, 1996, the Company had outstanding 20,824,901 Common Shares, of which approximately 19,583,729 shares were freely transferable without restriction or further registration under the Securities Act, except for
(i) 2,468,476 Common Shares held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act, which shares are subject to the resale limitations of Rule 144, (ii) an aggregate of 750,000 Common Shares subject to escrow under regulations of the Vancouver Stock Exchange and (iii) 1,000,000 Common Shares subject to escrow as described in the following paragraph. The remaining 1,241,172 Common Shares were "restricted securities," as that term is defined in Rule 144 and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including pursuant to Rule 144. At March 31, 1996, 1,982,732 Common Shares were reserved for issuance upon exercise of outstanding warrants and options, including warrants to purchase 375,000 shares held by Tomen and Tomen America. The resale of an aggregate of 1,636,500 of such Common Shares has been registered under the Securities Act.

         The number of Common Shares outstanding at March 31, 1996 includes 1,000,000 Common Shares held in escrow in connection with the acquisition of the remaining 20% interest in GST Telecom Inc. from Pacwest Network LLC ("Pacwest"). The Company is obligated to register for resale such Common Shares (or portion thereof) upon their release from escrow to Pacwest. The Company issued 168,249 Common Shares on January 5, 1996 and is committed to issue 168,249 Common Shares on January 5, 1997 to former shareholders of NACT. The Company is committed to register for resale one-half of such shares. Under the terms of the Tomen Facility, Tomen and Tomen America have the right to purchase 250,000 Common Shares and warrants to purchase 125,000 Common Shares upon the next network financing. The Company is obligated to register the resale of such shares.

LACK OF A PUBLIC MARKET

         The New Notes will constitute a new issue of securities with no established trading market. GST USA does not intend to list the New Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. GST USA has been advised by MS&Co. that following completion of the Exchange Offer, MS&Co. intends to make a market in the New Notes. However, MS&Co. is not obligated to do so and any market-making activities with respect to the New Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, Holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may cease to continue at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities and other factors, including the financial condition of the Company.

CONSEQUENCES OF THE EXCHANGE OFFER TO NON-TENDERING HOLDERS OF THE OLD NOTES

         In the event the Exchange Offer is consummated, GST USA will not be required to register any Old Notes not tendered and accepted in the Exchange Offer. In such event, Holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to the registration requirements under the Securities Act. Following the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided for (in the event of a failure to consummate the Exchange Offer in accordance with the terms of the Registration Rights Agreement) pursuant to the Registration Rights Agreement.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         The Old Notes were sold by GST USA on December 19, 1995 to MS&Co. (the "Placement Agent"), which placed the Old Notes with certain institutional investors in reliance on Section 4(2) of, and Rule 144A under, the Securities Act. In connection with the sale of the Old Notes, GST USA entered into the Registration Rights Agreement, pursuant to which GST USA and GST agreed to use their best efforts to consummate an offer to exchange the Old Notes for the New Notes pursuant to an effective registration statement on or before June 19, 1996. A copy of the Registration Rights Agreement has been filed as an exhibit to the Form 20-F. Unless the context requires otherwise, the term "Holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of GST USA or any other person who has obtained a properly completed bond power from the registered Holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

         GST USA has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any Holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, GST USA believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Holder of such New Notes (other than any such Holder that is an "affiliate" of GST USA or GST within the meaning of Rule 405 under the Securities Act and except in the case of broker-dealers, as set forth below) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes or who is an affiliate of GST USA or GST may not rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

         By tendering in the Exchange Offer, each Holder of Old Notes will represent to GST USA and GST that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is such Holder, (ii) neither the Holder of Old Notes, nor any such other person, has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder, nor any such other person, is engaged in or intends to participate in the distribution of such New Notes and
(iv) neither the Holder nor any such other person is an "affiliate" of GST USA or GST within the meaning of Rule 405 under the Securities Act or, if such Holder is an "affiliate," that such Holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

         Following the consummation of the Exchange Offer, Holders of Old Notes not tendered will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, GST USA will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the New Notes, GST USA will issue $1,000 principal amount at maturity of New Notes in exchange for each $1,000 principal amount at maturity of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 principal amount at maturity.

         The forms and terms of the New Notes will be identical in all material respects to the forms and terms of the corresponding Old Notes, except that the offer and sale of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not bear legends restricting the transfer thereof. The Exchange Offer is not conditioned upon any minimum aggregate principal amount at maturity of Old Notes being tendered for exchange. As of March 31, 1996, $166,327,787 Accreted Value of the Old Notes were outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all Holders as of ________, 1996.

         Holders of Old Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. GST USA intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder.

         GST USA shall be deemed to have accepted validly tendered Old Notes when, as and if GST USA has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes from GST USA. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. GST USA will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See " -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

         The term "Expiration Date" shall mean 5:00 p.m., New York City time, on _____________, 1996, [20 BUSINESS DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER] unless GST USA in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Although GST USA has no current intention to extend the Exchange Offer, GST USA reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the New Notes for Old Notes will be the first AMEX trading day following the Expiration Date.

         GST USA expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old Notes if any of the events set forth below under " -- Conditions to the Exchange Offer" shall have occurred and shall not have been waived by GST USA and (ii) amend the terms of the Exchange Offer in any manner that, in its good faith judgment, is advantageous to the Holders of the Old Notes, whether before or after any tender of the Old Notes.

PROCEDURES FOR TENDERING

         The tender to GST USA of Old Notes by a Holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such Holder and GST USA in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal signed by such holder. A Holder of the Old Notes may tender such Old Notes by (i) properly completing and signing a Letter of Transmittal or a facsimile thereof (all references in this Prospectus to a Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with any corresponding certificate or certificates representing the Old Notes being tendered (if in certificated form) and any required signature guarantees, to the Exchange Agent at its address set forth in the

Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

         If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in DTC whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to GST USA and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by Rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the New Notes and/or the Old Notes not exchanged are to be delivered to an address other than that of the registered Holder appearing on the register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

         THE METHOD OF DELIVERY OF OLD NOTES, LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO GST USA.

         GST USA understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish an account with respect to the Old Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedure for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other revised documents must in each case be transmitted to and received or confirmed by the Exchange Agent at the address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

         If the Holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office, on or prior to the Expiration Date, a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering Holder, the name(s) in which the Old Notes are registered and the certificate number(s) of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that, within three AMEX trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, such Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), GST USA may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery, which may be used by Eligible Institutions for the purposes described in this paragraph, are available from the Exchange Agent.

         A tender will be deemed to have been received as of the date when (i) the tendering Holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), is received by the Exchange Agent or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against submission of a duly signed Letter of Transmittal (and any other required documents) and deposit of the tendered Old Notes.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by GST USA, whose determination will be final and binding. GST USA reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of GST USA's counsel, be unlawful. GST USA also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of GST USA, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Any Old Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Old Notes are submitted in a principal amount at maturity greater than the principal amount at maturity of Old Notes being tendered by such tendering Holder, will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, GST USA reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers will differ from the terms of the Exchange Offer.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

         The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

         The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to GST USA and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, GST USA will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by GST USA to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or transfer ownership of such Old Notes on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

         By executing a Letter of Transmittal, each Holder will make to GST USA and GST the representations set forth above under the heading " -- Purpose and Effect of the Exchange Offer."

WITHDRAWAL OF TENDERS

         Tenders of Old Notes pursuant to the Exchange Offer are irrevocable, except that Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at the address set forth in the Letter of Transmittal prior to 5:00 p.m., New York City time on the Expiration Date. Any such notice of withdrawal must specify the holder named in the Letter of Transmittal as having tendered Old Notes to be withdrawn, the certificate numbers and designation of Old Notes to be withdrawn, the principal amount of Old Notes delivered for exchange, a statement that such Holder is withdrawing his election to have such Old Notes exchanged, and the name of the registered Holder of such Old

Notes, and must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to GST USA that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. The Exchange Agent will return the properly withdrawn Old Notes promptly following receipt of notice of withdrawal. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC procedure. All questions as to the validity of notices of withdrawal, including time of receipt, will be determined by GST USA, and such determination will be final and binding on all parties.

CONDITIONS TO THE EXCHANGE OFFER

         Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, GST USA will not be required to issue New Notes in exchange for any properly tendered Old Notes not theretofore accepted and may terminate the Exchange Offer, or, at its option, modify or otherwise amend the Exchange Offer, if either of the following events occur:

         (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the sole judgment of GST USA, would prohibit, restrict or otherwise render illegal consummation of the Exchange Offer, or

         (b) there shall occur a change in the current interpretation by the staff of the Commission which, in GST USA's sole judgment, might materially impair GST USA's ability to proceed with the Exchange Offer.

         GST USA expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Notes upon the occurrence of either of the foregoing conditions (which represent all of the material conditions to the acceptance by GST USA of properly tendered Old Notes).

         The foregoing conditions are for the sole benefit of GST USA and may be waived by GST USA, in whole or in part, in its sole discretion. The foregoing conditions must be either satisfied or waived prior to termination of the Exchange Offer. Any determination made by GST USA concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

EXCHANGE AGENT

         United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

BY MAIL (REGISTERED OR CERTIFIED MAIL RECOMMENDED):

         United States Trust Company of New York
         P.O. Box 844
         Cooper Station
         New York, New York 10276-0844

BY OVERNIGHT COURIER:

         United States Trust Company of New York
         770 Broadway, 13th Floor
         Corporate Trust Operations Department
         New York, New York 10003


BY HAND DELIVERY:

         United States Trust Company of New York
         111 Broadway
         Lower Level
         New York, New York 10006
         Attn: Corporate Trust Services

BY FACSIMILE:     (212) 420-6152 Confirm by Telephone: (800) 548-6565

                  (For Eligible Institutions Only)

FEES AND EXPENSES

         The expense of soliciting tenders will be borne by GST USA. The principal solicitation is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of GST USA and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

         GST USA has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. GST USA, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. GST USA may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, the Letter of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

         The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees of GST USA, will be paid by GST USA.

         GST USA will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, New Notes, or Old Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

         The New Notes will be recorded at the same carrying value as the Old Notes as reflected in GST USA's accounting records on the date of the exchange because the exchange of the Old Notes for the New Notes is the completion of the selling process contemplated in the issuance of the Old Notes. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

OTHER

         Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

         No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by GST USA or GST. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, shall create any implication that there has been no change in the affairs of GST USA or GST since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Old Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, GST USA may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Old Notes in such jurisdiction.

         As a result of the making of the Exchange Offer, GST USA and GST will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture except for any such rights under the Registration Rights Agreement and except that the Old Notes will not be entitled to the contingent increase in interest rate provided for in the Old Notes. All untendered Old Notes will continue to be subject to the restrictions on transfer set forth in the Indenture and the Old Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Old Notes could be adversely affected.

                                 USE OF PROCEEDS

         GST USA will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, GST USA will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respects to the New Notes, except that the offer and sale of such New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in a change in the indebtedness of the Company.


         GST and GST USA received gross proceeds of approximately $180.0 million from the December Offering. Of the net proceeds of the December Offering, $2.0 million was applied to the repayment of short-term indebtedness incurred on November 20, 1995 at an interest rate of 12% per annum. GST and GST USA intend to use approximately 75% of the net proceeds of the December Offering, together with borrowings under the Tomen Facility (to the extent projects are approved thereunder), principally to complete the expansion and enhancement of its existing competitive access networks, as well as to develop additional competitive access networks. In addition, approximately 10% of the proceeds will be applied to expand the Company's long distance business and approximately 10% of the proceeds will be applied to implement its switched and enhanced services strategy, including the acquisition and deployment of switches, and the general development and growth of its telecommunications services business. Approximately 5% of the proceeds of the December Offering also will be applied to fund future operating deficits and for working capital purposes. The Company will need to raise significant capital from outside sources in addition to the proceeds of the December Offering. See "Risk Factors -- Significant Capital Requirements," "--Substantial Indebtedness" and "-- Possible Inability to Service Debt," "-- Historical and Anticipated Future Operating Losses and Negative EBITDA."


                                MATERIAL CHANGES

         In December 1995, GST sold $20,000,187 of the Convertible Notes pursuant to an indenture and GST USA sold $160,001,496 of the Old Notes pursuant to the Indenture in the December Offering. The proceeds were used as described in "Use of Proceeds."

                  DEFICIENCY IN EARNINGS TO COVER FIXED CHARGES

         For purposes of this calculation, "earnings" are defined as earnings before income taxes, extraordinary items and fixed charges. "Fixed charges" consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized and that portion of rental expense the Company believes to be representative of interest.

                                                   Years Ended
                                                    August 31,
                            ---------------------------------------------------            13 Months Ended         Year Ended
                                                                                            September 30,         September 30,
                                  1991                1992                 1993                  1994                 1995
                                  ----                ----                 ----          -----------------      ---------------
Deficiency in Earnings
   to Cover Fixed
   Charges                          24,000                52,000             800,000              3,000,000          13,800,000

                          DESCRIPTION OF THE NEW NOTES

         The Old Notes were issued under the Indenture among GST USA, as issuer, GST, as guarantor, and United States Trust Company of New York, as Trustee (in such capacity, the "Trustee"). The New Notes will be issued under the Indenture, which will be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon the effectiveness of the Registration Statement of which this Prospectus is a part. The form and terms of the New Notes are the same in all material respects as the form and terms of the Old Notes, except that the offer and sale of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not bear legends restricting transfer thereof. Upon the consummation of the Exchange Offer, Holders of Notes will not be entitled to registration rights under, or the contingent increase in interest rate provided pursuant to, the Registration Rights Agreement. The New Notes will evidence the same debt as the Old Notes and will be treated as a single class under the Indenture with any Old Notes that remain outstanding.

         The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The Notes are subject to all such terms and reference is made to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the Indenture has been filed with the Commission as an exhibit to the Form 20-F. The following summary, which describes certain provisions of the Indenture and the Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and the Notes, including the definitions therein of terms not defined herein and those terms made a part thereof by the Trust Indenture Act. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference.

GENERAL

         The Notes are unsecured, unsubordinated obligations of GST USA, limited to $312.4 million aggregate principal amount at maturity, and will mature on December 15, 2005. From and after December 15, 2000, each Note will bear interest at the rate of 13 7/8% per annum, payable semiannually (to Holders of record at the close of business on the June 1 or December 1 immediately preceding the Interest Payment Date) on June 15 and December 15 of each year, commencing June 15, 2001.

         Although for United States income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder of Notes as such discount is amortized from the date of issuance of the Notes, Holders of Notes will not receive any payments on the Notes until June 15, 2001. For a description of certain tax matters related to an investment in the Notes, see "Certain United States Federal Income Tax Considerations."

         Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of GST USA, as the case may be, in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 114 West 47th Street, New York, New York 10036-1532); provided that, at the option of GST USA, payment of interest may be made by check mailed to the respective addresses of the Holders as each such address appears in the Security Register.

         The Notes are issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and integral multiples thereof. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but GST USA or GST, as the case may be, may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

         The Notes are redeemable at the option of GST USA, in whole or in part, at any time or from time to time, on or after December 15, 2000 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing December 15, of the years set forth below:

Year                                              Redemption Price

2000..............................................    106.938%

2001..............................................    103.469%

2002 and thereafter...............................    100.000%


         In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed or, if such notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as such Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any
Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

         The Notes are also subject to redemption as a whole, but not in part, at the option of GST USA at any time at 100% of their Accreted Value, together with accrued interest thereon, if any, to the Redemption Date, in the event GST USA has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Prospectus.

NOTES GUARANTEE

         GST USA's obligations under the Notes are fully and unconditionally guaranteed on a senior basis by GST. Notwithstanding the foregoing, the Notes Guarantee will not be enforceable against GST in an amount in excess of the net worth of GST at the time that determination of such net worth is, under applicable law, relevant to the enforceability of the Notes Guarantee. Such net worth will include any claim of GST against GST USA, or GST USA against GST, for reimbursement and any claim against any other guarantor for contribution.

RANKING

         The Notes and the Notes Guarantee are unsecured, unsubordinated indebtedness of GST USA and GST, respectively, rank PARI PASSU in right of payment with all unsecured, unsubordinated indebtedness and are senior in right of payment to all subordinated indebtedness, of GST USA and GST, respectively, including GST USA's guarantee (the "Convertible Notes Guarantee") of the Convertible Notes and the Convertible Notes, respectively. At February 15, 1996, GST USA and GST had no outstanding borrowings other than the Notes. GST USA and GST are each holding companies. The Notes and the Notes Guarantee will be effectively subordinated to the liabilities of the subsidiaries of GST USA and GST, respectively, including trade payables, and at such date GST USA's subsidiaries had approximately $30.2 million of liabilities (excluding intercompany payables), including $20.5 million of indebtedness, all of which was secured. The Company is expected to incur substantial amounts of additional indebtedness in the future. See "Risk Factors -- Significant Capital Requirements."

BOOK-ENTRY; DELIVERY AND FORM

         The certificates representing the Notes will be issued in fully registered form without interest coupons. Notes sold in offshore transactions in reliance on Regulation S under the Securities Act are initially represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Regulation S Global Note") and are deposited with the deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC for the accounts of Management Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear") and Cedel, S.A. ("Cedel").

         Notes sold in reliance on Rule 144A are represented by one or more permanent global Notes, in definitive, fully registered form without interest coupons (each a "Registered Global Note;" and together with the Regulation S Global Note, the "Global Notes") and are deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC.

         Notes originally purchased by or transferred to Institutional Accredited Investors who are not qualified institutional buyers (the "Non-Global Purchasers") are in registered form without coupons (the "Certificated Notes"). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser to a qualified institutional buyer, such Certified Notes will, unless the relevant Restricted Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in such Restricted Global Note.

         Ownership of beneficial interests in a Global Note is limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in Global Note are shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests or persons other than participants). Qualified institutional buyers may hold their interests in a Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

         Investors may hold their interests in a Regulation S Global Note directly through Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system. Upon the commencement of the Exchange Offer, investors may also hold such interests through organizations other than Cedel or Euroclear that are participants in the DTC system. Cedel and Euroclear will hold interests in the Regulation S Global Notes on behalf of their participants through DTC.

         So long as DTC, or its nominee, is the registered owner or Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and such Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture and, if applicable, those to Euroclear and Cedel.

         Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither GST USA, GST, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervision or reviewing any records relating to such beneficial ownership interests.

         GST USA and GST expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. GST USA and GST also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in next-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

         GST USA and GST expect that DTC will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certified Notes, which it will distribute to its participants.

         GST USA and GST understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

         Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither GST USA, GST nor the Trustee will have any responsibility for the performance by DTC. Euroclear or Cedel or their respective participants or indirect participants or their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

         If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by GST USA or GST, as the case may be, within 90 days, GST USA or GST, as the case may be, will issue Certificated Notes in exchange for the Global Notes.

AUTHENTICATION

         The Notes must be executed by two officers of GST USA by facsimile or manual signature in the name and on behalf of GST USA. If an officer whose signature is on a Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note will be valid nevertheless. A security will not be valid until the Trustee or authenticating agent manually signs the certificate of authentication of the Note. The signature will be conclusive evidence that the Note has been authenticated under the Indenture.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

         "Accreted Value" is defined to mean, for any Specified Date, the amount provided for each $1,000 principal amount at maturity of Notes:

               (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

          SEMI-ANNUAL ACCRUAL DATE                              ACCRETED VALUE
          ------------------------                              --------------

June 15, 1996..........................................          $  546.80
December 15, 1996.....................................              584.73
June 15, 1997..........................................             625.30
December 15, 1997......................................             668.68
June 15, 1998.........................................              715.07
December 15, 1998......................................             764.68
June 15, 1999..........................................             817.72
December 15, 1999.....................................              874.45
June 15, 2000..........................................             935.12
December 15, 2000......................................          $1,000.00

               (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

               (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

         "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of GST and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than GST or any of its Restricted Subsidiaries) has an interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to GST or any of its Restricted Subsidiaries by such other Person, or such Unrestricted Subsidiary, during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with GST or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by GST or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of GST or any Restricted Subsidiary owned by Persons other than GST and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

         "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of GST and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of GST and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the quarterly or annual consolidated balance sheet of GST and its Restricted Subsidiaries, prepared in conformity with GAAP and most recently filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below.

         "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

         "AMEX" means the American Stock Exchange (or any successor thereto) or, if the Common Shares are not listed or admitted to trading on the AMEX, the principal national securities exchange on which the Common Shares are listed or, if the Common Shares are not so listed, the Nasdaq National Market.

         "Asset Acquisition" means (i) an investment by GST or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of GST or shall be merged into or consolidated with GST or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of GST and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by GST or any of its Restricted Subsidiaries of the property and assets of any Person other than GST or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of GST and its Restricted Subsidiaries on the date of such acquisition.

         "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by GST or any of its Restricted Subsidiaries to any Person other than GST or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of GST or any of its Restricted Subsidiaries or (iii) any other property or assets of GST or any of its Restricted Subsidiaries outside the ordinary course of business of GST or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of GST or GST USA; PROVIDED that "Asset Sale" shall not include (x) sales or other dispositions of inventory, receivables and other current assets or (y) sales or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $200,000.

         "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

         "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligations" means the discounted present value of the rental obligations under such lease.

         "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act) of Voting Stock representing more than 30% of the total voting power of the Voting Stock of GST on a fully diluted basis; (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by GST's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iii) all of the Common Stock of GST USA is not beneficially owned by GST.

         "Closing Date" means December 19, 1995.

         "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to either extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for GST and its Restricted
Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by GST or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

         "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by GST or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by GST and its Restricted Subsidiaries during such period; EXCLUDING, HOWEVER, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

         "Consolidated Net Worth" means, at any date of determination, shareholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of GST and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of GST or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

         "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

         "Development Company" means a Restricted Subsidiary whose primary business is the development, ownership and operation of alternative access telecommunications networks.

         "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of GST (whose determination shall be conclusive) and evidenced by a Board Resolution.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the

Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained in the Indentures shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indentures shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

         "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

         "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "incurrence" of Indebtedness by reason of the acquisition of more than 50% of the Common Stock of any Person; PROVIDED that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

         "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, PROVIDED (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness and (B) that Indebtedness shall not include any liability for federal, state, local or other taxes.

         "Indebtedness to EBITDA Ratio" means, as at any date of determination, the ratio of (i) the aggregate amount of Indebtedness of GST and its Restricted Subsidiaries on a consolidated basis as at the date of determination (the "Transaction Date") to (ii) the Consolidated EBITDA of GST for the then most recent four full fiscal quarters for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant described below (such four full fiscal quarter period being referred to herein as the "Four Quarter Period"); PROVIDED that (x) pro forma effect shall be given to any Indebtedness Incurred from the beginning of the Four Quarter Period through the Transaction Date (including any Indebtedness Incurred on the Transaction Date), to the extent outstanding on the Transaction Date, (y) if during the period commencing on the first day of such Four Quarter Period through the Transaction Date (the "Reference Period"), GST or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, Consolidated EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale as if such Asset Sale had occurred on the first day of such Reference Period or (z) if during such Reference Period GST or any of the Restricted Subsidiaries shall have made any Asset Acquisition, Consolidated EBITDA of GST shall be calculated on a pro forma basis as if such Asset Acquisition and any Incurrence of Indebtedness to finance such Asset Acquisition had taken place on the first day of such Reference Period.

         "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of GST or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include
(i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and
(ii) the fair market value of the Capital Stock (or any other Investment) held by GST and its Restricted Subsidiaries of any Person that has ceased to be a Restricted Subsidiary by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to GST or any of its Restricted Subsidiaries)) of any Restricted Subsidiary of GST at the time that such Restricted Subsidiary of GST is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of GST and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

         "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to GST or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of GST and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by GST or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to GST or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Offer to Purchase" means an offer to purchase Notes by GST USA from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless GST USA defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion thereof; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. On the Payment Date, GST USA shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by GST USA. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. GST USA will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. GST USA will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that GST USA is required to repurchase Notes pursuant to an Offer to Purchase.

         "Permitted Investment" means (i) an Investment in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, GST or a Restricted Subsidiary; PROVIDED that such person's primary business is related, ancillary or complementary to the businesses of GST and its Restricted Subsidiaries on the date of such Investment; (ii) a Temporary Cash Investment; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees made in the ordinary course of business that do not exceed $1 million in the aggregate at any time outstanding; and (v) stock, obligations or securities received in satisfaction of judgments.

         "Permitted Joint Venture Partner" means AT&T, MCI, WorldCom, Inc. or Sprint or any of their Affiliates or successors.

         "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of GST or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of GST and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of GST or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of GST or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of GST or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against GST or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed to protect GST or any of its Restricted Subsidiaries from fluctuations in interest rates or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by GST or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of GST and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables.

         "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; PROVIDED that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute
Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to GST USA's repurchase of such Notes, as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

         "Restricted Subsidiary" means any Subsidiary of GST other than an Unrestricted Subsidiary.

         "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of GST, accounted for more than 10% of the consolidated revenues of GST and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of GST and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of GST for such fiscal year.

         "Specified Date" means any redemption date, any Payment Date for an Offer to Purchase, or any date on which the Notes are due and payable after an Event of Default.

         "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

         "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

         "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of GST) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or Moody's Investors Service, Inc.

         "Tomen" means Tomen Corporation or its Affiliates.

         "Tomen Facility" means, collectively, the Tomen Master Agreement together with all other agreements (including credit agreements), instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

         "Tomen Master Agreement" means the Master Agreement, dated October 24, 1994, among Tomen America, GST (formerly known as Greenstar Telecommunications Inc.), GST Telecom Inc., PNI, Pacwest and GST Pacific Lightwave, Inc. (formerly known as Pacific Lightwave, Inc.)

         "Transaction Date" means, with respect to the Incurrence of any Indebtedness by GST or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

         "Unrestricted Subsidiary" means (i) any Subsidiary of GST that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary), other than GST USA or a Subsidiary Guarantor, to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, GST or any Restricted Subsidiary; PROVIDED that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of GST; PROVIDED that immediately after giving effect to such designation (x) GST could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

         "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

         "Wholly Owned" means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

LIMITATION ON INDEBTEDNESS

         (a) Under the terms of the Indenture, GST will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Convertible Notes and Indebtedness existing on the Closing Date); PROVIDED that GST and GST USA may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be greater than zero and less than 5:1.

         Notwithstanding the foregoing, GST and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i)
Indebtedness outstanding at any time (including, but not limited to, Indebtedness under the Tomen Facility) in an aggregate principal amount not to exceed $100 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness (A) to GST evidenced by a promissory note or (B) to any of its Restricted Subsidiaries; PROVIDED that any subsequent event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to GST or another
Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv), (v), (vii) or (viii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to refinance or refund the Notes and the Notes Guarantee or the Convertible Notes and Convertible Notes Guarantee, as the case may be, or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the Notes and the Notes Guarantee or Convertible Notes and the Convertible Notes Guarantee, as the case may be, shall only be permitted under this clause (iii) if (A) in case the Notes and the Notes Guarantee or Convertible Notes and the Convertible Notes Guarantee, as the case may be, are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the Notes or Notes Guarantee or the Convertible Notes or Convertible Notes
Guarantee, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining Notes or Notes Guarantee or the Convertible Notes or Convertible Notes Guarantee, as the case may be, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or Notes Guarantee or the Convertible Notes or Convertible Notes Guarantee, as the case may be, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made subordinate in right of payment to the Notes or Notes Guarantee or the Convertible Notes or Convertible Notes Guarantee, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Notes Guarantee or the Convertible Notes or Convertible Notes Guarantee, as the case may be, and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of GST or GST USA be refinanced by means of any Indebtedness of any Restricted Subsidiary of GST or GST USA, as the case may be, pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest

Rate Agreements; PROVIDED that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of GST or any of the Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of GST (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by GST or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of GST not to exceed, at any one time outstanding, two times the Net Cash Proceeds received by GST after the Closing Date from the issuance and sale of its Capital Stock (other than Redeemable Stock or Preferred Stock) to a Person other than a Subsidiary of GST; PROVIDED that such Indebtedness (x) does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes and (y) is subordinated to the Notes or the Notes Guarantee, as the case may be, at least to the extent that the Convertible Notes or Convertible Notes Guarantee are subordinated to Senior Indebtedness; (vi) Indebtedness to the extent such Indebtedness is secured by Liens permitted under clause (v) of the second paragraph of the "Limitation on Liens" covenant described below; (vii) Indebtedness of GST or GST USA under one or more revolving credit or working capital facilities in an aggregate principal amount outstanding at any time not to exceed the lesser of
(A) $20 million and (B) 50% of the consolidated book value of the accounts receivable of GST and its Restricted Subsidiaries; and (viii) Indebtedness of GST or GST USA, to the extent the proceeds thereof are immediately used to purchase Notes tendered in an Offer to Purchase made as a result of a Change of Control.

         (b) For purposes of determining  any particular  amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Tomen Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant and (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, GST, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

LIMITATION ON RESTRICTED PAYMENTS

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or any of its Restricted Subsidiaries (and other than pro rata dividends or distributions on Common Stock of Restricted Subsidiaries), (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of GST (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than any Wholly Owned Restricted Subsidiaries of GST, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of GST or GST USA that is subordinated in right of payment to the Notes or the Notes Guarantee, or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through
(iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) GST could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) (determined by excluding income resulting from transfers of assets by GST or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by GST after the Closing Date from the issuance and sale permitted by the Indentures of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of GST, or from the issuance to a Person who is not a Subsidiary of GST of any options, warrants or other rights to acquire Capital Stock of GST (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to GST or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed the amount of Investments previously made by GST and its Restricted Subsidiaries in such Person.

         The foregoing provision will not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness of GST or GST USA that is subordinated in right of payment to the Notes Guarantee or the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of GST in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of GST; (iv) the acquisition of Indebtedness of GST or GST USA that is subordinated in right of payment to the Notes Guarantee or the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of GST (other than Redeemable Stock); (v) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of GST USA or GST; (vi) Investments in any Person or Persons, the primary business of which is related, ancillary or complementary to the business of GST and its Restricted Subsidiaries on the date of such Investments, in an aggregate amount not to exceed (A) $10.0 million plus, in any fiscal year, an amount not to exceed 10% of GST's EBITDA for the immediately preceding fiscal year, less
(B) any amounts used to repurchase  Common Shares  pursuant to clause (x) below;
(vii) a pro rata dividend or distribution to all holders of GST Common Shares (on a fully diluted basis) of up to an aggregate of 10% of the outstanding Common Stock of NACT in conjunction with or following an underwritten public offering of Common Stock of NACT pursuant to an effective registration statement under the Securities Act; (viii) an Investment by GST or a Restricted Subsidiary in a Person, 50% or more of the Capital Stock of which is owned by a Permitted Joint Venture Partner, formed to own, construct or operate an alternate access network and provide related telecommunications services; PROVIDED the aggregate amount of such Investment does not exceed $3.0 million; (ix) Investments by GST or a Restricted Subsidiary made pursuant to the second paragraph of the "Limitation on Investments" covenant, in an aggregate amount not to exceed $3.0 million; (x) repurchases of up to 43,093 Common Shares from Quest Capital Corp., at their then market value, pursuant to agreements in existence on the date hereof; and (xi) with respect to the Indenture, (A) cash payments in lieu of the issuance of fractional Common Shares upon conversion (including mandatory conversion) of the Convertible Notes provided for in the indenture under which the Convertible Notes were issued (the "Convertible Notes Indenture") and (B) repurchases of Convertible Notes pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants in the Convertible Notes Indenture; PROVIDED that no such repurchases shall be made prior to GST USA's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants in the Indenture; PROVIDED that, except in the case of clauses (i) and
(iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein.

         Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses
(iii) or (iv) shall be included in calculating  whether the conditions of clause
(C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of GST are used for the redemption, repurchase or other acquisition of the Notes or Convertible Notes, as the case may be, or Indebtedness that is PARI PASSU with the Notes or Convertible Notes, as the case may be, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by GST or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to GST or any other Restricted Subsidiary, (iii) make loans or advances to GST or any other Restricted Subsidiary or (iv) transfer any of its property or assets to GST or any other Restricted Subsidiary.

         The foregoing provisions will not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indentures or any other agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by GST or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of GST or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of GST or any Restricted Subsidiary in any manner material to GST or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; (vi) with respect to any Development Company, imposed pursuant to or in connection with any Indebtedness Incurred by such Development Company to finance at least 50% of the total financing required for the development and construction of all of such Development Company's alternative access networks or any Indebtedness Incurred to refinance or replace such Indebtedness; PROVIDED (a) such Indebtedness (including such refinancing Indebtedness) is permitted to be Incurred under the "Limitation on Indebtedness" covenant described above, (b) such encumbrances and restrictions are no more restrictive in any material respect than those encumbrances and restrictions existing under the Tomen Facility as in effect on the Closing Date and (c) such encumbrances and restrictions shall only apply to such Development Company for so long as such Indebtedness (or such refinancing Indebtedness) remains outstanding; or (vii) with respect to any Development Company (a "Restricted Development Company"), imposed pursuant to or in connection with any Indebtedness Incurred by another Development Company to finance at least 50% of the total financing required for the development and construction of all of such other Development Company's alternative access networks or any Indebtedness Incurred to refinance or replace such Indebtedness; PROVIDED (a) such encumbrances and restrictions shall not apply to such Restricted Development Company prior to the occurrence of an event of default under such Indebtedness (or refinancing Indebtedness), (b) such Indebtedness (including such refinancing Indebtedness) is permitted to be Incurred under the "Limitation on Indebtedness" covenant, (c) such encumbrances and restrictions are no more restrictive in any material respect than those contemplated by the Tomen Facility as in effect on the Closing Date and (d) at least 50% of the total financing required for the development and construction of all of such Restricted Development Company's alternative access networks was provided by the holder of the Indebtedness of such other Development Company.

         Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant will prevent GST or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other  disposition  of  property  or  assets  of GST  or  any of its  Restricted
Subsidiaries that secure Indebtedness of GST or any of its Restricted Subsidiaries.

LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

         Under the terms of the Indenture, GST will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to GST or a Wholly Owned Restricted Subsidiary; (ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary; (iv) Common Stock of NACT, provided that (x) the proceeds of any such sale under this clause (iv) shall be applied in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below or (y) the issuance of such Common Stock is permitted by and made in accordance with clause (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant; (v) sales of up to 10% of the Common Stock of any Development Company to Tomen, so long as Tomen has agreed in writing to provide at least 50% of the total financing required for the development and construction of an alternative access network by such Development Company, upon terms no more favorable to Tomen than the cost of the Capital Stock of such Development Company to GST or its Restricted Subsidiaries; PROVIDED that the Development Company's assets consist solely of (x) assets relating to the network to be financed by Tomen or (y) assets relating to any other network financed by Tomen if Tomen purchased the same percentage of the Common Stock of the Development Company in conjunction with financing such other networks; PROVIDED, however, that notwithstanding the foregoing, GST will use its best efforts to cause all of the outstanding Capital Stock of its Development Companies to be owned by GST or its Wholly Owned Restricted Subsidiaries or (vi) in the event Phoenix Fiber becomes a Restricted Subsidiary, a sale of Common Stock of Phoenix Fiber to a Permitted Joint Venture Partner, and in connection and concurrently with such sale, a sale of Common Stock of GST Tucson Lightwave, Inc. to the same Permitted Joint Venture Partner.

LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

         Under the terms of the Indenture, GST will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of GST USA or any Indebtedness of GST ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes (in the case of Guaranteed Indebtedness of GST USA) or the Notes Guarantee (in the case of Guaranteed Indebtedness of GST) by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against GST, GST USA or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) PARI PASSU with the Notes or the Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes or the Notes Guarantee, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes or the Notes Guarantee.

         Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of GST of all of GST's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of GST or any Restricted Subsidiary or with any Affiliate of GST or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to GST or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a Holder or an Affiliate.

         The foregoing limitation does not limit, and will not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which GST or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to GST or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between GST and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees
(including through the issuance of shares of Common Stock of GST or options, warrants or other rights to acquire such shares) to directors of GST or GST USA who are not employees of GST, GST USA or any of their Subsidiaries; (iv) any payments or other transactions pursuant to any tax-sharing agreement between GST and any other Person with which GST files a consolidated tax return or with which GST is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (iv) of this paragraph, the aggregate amount of which exceeds $500,000 in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

LIMITATION ON LIENS

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary (collectively, "Protected Property"), without making effective provision for all of the Notes (or in the case of a Lien on Protected Property of GST, the Notes Guarantee) and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes or the Notes Guarantee, prior to) the obligation or liability secured by such Lien. The security interest in any Protected Property granted in favor of the Notes or Notes Guarantee under this paragraph shall be prior to the security interest granted in favor of the Convertible Notes or Convertible Notes Guarantee.

         The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of GST or its Restricted Subsidiaries created in favor of the Holders;
(iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to GST or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to GST or such other Restricted Subsidiary; (iv) Liens securing Indebtedness that is Incurred to refinance secured Indebtedness that is permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that such Liens do not extend to or cover any property or assets of GST, GST USA or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;
(v) Liens upon or Capital Leases with respect to inventory or equipment acquired or held by GST or any of its Restricted Subsidiaries to secure all or a part of the purchase price therefor or GST's or such Restricted Subsidiary's obligations under such lease; PROVIDED that such Liens do not extend to or cover any property or assets of GST or any Restricted Subsidiary other than the inventory or equipment acquired; (vi) Liens on assets or property of, or the Capital Stock of, a Development Company securing Indebtedness Incurred under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant to finance at least 50% of the total financing for the development and construction of the alternative access networks owned by such Development Company; PROVIDED such Liens do not extend to or cover any other property or assets of GST or any of its Restricted Subsidiaries; or (vii) Permitted Liens.

LIMITATION ON SALE-LEASEBACK TRANSACTIONS

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby GST or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which GST or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

         The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between GST and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) GST or such Restricted Subsidiary, within six months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

LIMITATION ON INVESTMENTS

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, (i) make any Investment in any Person (including an Unrestricted Subsidiary) that during its most recent fiscal year derived or in its current fiscal year is expected by the Board of Directors of GST to derive more than $250,000 in revenues from, or in its most recent fiscal year spent or in its current fiscal year is expected by the Board of Directors of GST to spend more than $250,000 on, operations or activities located outside the continental United States (other than in the State of Hawaii) (an "International Business") or (ii) acquire or own (directly or indirectly), other than through an Unrestricted Subsidiary, any entity, business or asset that is primarily located outside the continental United States (other than in the State of Hawaii) or any right with respect to any of the foregoing (an "International Asset").

         Notwithstanding the foregoing, and subject to the "Limitation on Restricted Payments" covenant, GST and its Restricted Subsidiaries may make an Investment in an Unrestricted Subsidiary which owns, intends to acquire or has rights with respect to an International Business or International Asset provided that the aggregate amount of such Investments do not exceed (i) $13.0 million plus, in any fiscal year, an amount not to exceed 10% of GST's EBITDA for the immediately preceding fiscal year, less (ii) the amount of any Investments made pursuant to the first paragraph, or clause (vi) of the second paragraph, of the "Limitation on Restricted Payments" covenant; PROVIDED that the International Business or International Assets are related, ancillary or complementary to the primary business of GST and its Restricted Subsidiaries on the date of such Investment.

LIMITATION ON ASSET SALES

         Under the terms of the Indenture, GST will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by GST or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 85% of the consideration received consists of cash or Temporary Cash Investments; PROVIDED, HOWEVER, that clause (ii) shall not apply to long-term assignments of capacity in a network. In the event and to the extent that the Net Cash Proceeds received by GST or its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of GST and its Subsidiaries has been prepared), then GST shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of GST or GST USA or Indebtedness of any Restricted Subsidiary (other than GST USA), in each case owing to a Person other than GST or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, GST and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the twelve-month period referred to in clause
(i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause
(i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

         If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5.0 million, GST USA and GST must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes and Convertible Notes, respectively, equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the Accreted Value of the Notes, plus, in each case, accrued interest (if any) to the date of purchase; PROVIDED, HOWEVER, that no Offer to Purchase will be required to be commenced with respect to the Convertible Notes until the Business Day following the Payment Date with respect to the Offer to Purchase Notes and need not be commenced if the Excess Proceeds remaining after application to the Notes purchased in such Offer to Purchase applicable thereto are less than $1.0 million; and PROVIDED FURTHER, HOWEVER, that no Convertible Notes may be purchased under this "Limitation on Asset Sales" covenant unless GST USA shall have purchased all Notes tendered pursuant to the Offer to Purchase applicable thereto.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

         GST USA must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof, plus accrued interest (if any) to the Payment Date. Prior to the mailing of the notice to Holders commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, GST USA covenants to (i) repay in full all indebtedness of GST USA and GST that would prohibit the repurchase of the Notes pursuant to such Offers to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of GST USA or GST to permit the repurchase of the Notes. GST USA and GST will first comply with the covenant in the preceding sentence before it will repurchase Notes pursuant to this "Repurchase of Notes upon a Change of Control" covenant.

         If GST USA is unable to repay all indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of GST USA or GST outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes or otherwise fails to purchase any Notes, then GST USA will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to GST USA by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by GST USA to repurchase Notes at the conclusion of an Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

         There can be no assurance that GST USA will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of GST USA which might be outstanding at the time). The above covenant requiring GST USA to repurchase the Notes will, unless the consents referred to above are obtained, require GST USA to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

         Whether or not GST USA or GST is required to file reports with the Commission, if any Notes are outstanding, GST USA and GST shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934, as amended. See "Available Information." GST USA and GST will supply the Trustee and each Holder of Notes or will supply to the Trustee for forwarding to each Holder, without cost to such Holder, copies of such reports or other information.

EVENTS OF DEFAULT

         The  following  events are be defined  as  "Events of  Default"  in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note or Convertible Note, as the case may be, when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise, whether or not, in the case of the Convertible Notes, such payment is prohibited by the provisions described above under " -- Ranking"; (b) default in the payment of interest on any Note or Convertible Note, as the case may be, when the same becomes due and payable, and such default continues for a period of 30 days, whether or not, in the case of the Convertible Notes, such payment is prohibited by the provisions described under " -- Ranking"; (c) GST USA or GST defaults in the performance of or breaches any other covenant or agreement of GST USA or GST in the Indenture or Convertible Notes Indenture, as the case may be, or under the Notes or Convertible Notes, as the case may be, and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the trustee under the Converted Notes Indenture or the Holders of 25% or more in aggregate principal amount of Notes or Convertible Notes, as the case may be; (d) there occurs with respect to any issue or issues of Indebtedness of GST USA, GST or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against GST USA, GST or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of GST USA, GST or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of GST USA, GST or any Significant Subsidiary or for all or substantially all of the property and assets of GST USA, GST or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of GST USA, GST or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (g) GST USA, GST or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of GST USA, GST or any Significant Subsidiary or for all or substantially all of the property and assets of GST USA, GST or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

         If an Event of Default (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to GST USA or GST) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to GST USA (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value, premium, if any, and accrued interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by GST USA, GST or the relevant Significant Subsidiary or waived by the holders of the relevant

Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to GST USA or GST, the Accreted Value of, premium, if any, and accrued interest, if any, on the Notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of either Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes, by written notice to GST USA and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes, that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see " -- Modification and Waiver."

         The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, such Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve such Trustee in personal liability, or that such Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such Holder or Holders offer the Trustee indemnity satisfactory to such Trustee against any costs, liability or expense; (iv) such Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes which right shall not be impaired or affected without the consent of the Holder.

         The Indenture requires certain officers of GST USA and GST to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of GST USA or GST, as the case may be, and its Restricted Subsidiaries' performance under the Indenture and that GST USA or GST, as the case may be, has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. GST USA and GST will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture or Convertible Notes Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         Under the terms of the Indenture, neither GST USA nor GST will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth); PROVIDED that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person, GST USA or GST) shall be issued or distributed to the stockholders of GST USA or GST) or permit any Person to merge with or into GST USA or GST unless: (i) GST USA or GST shall be the continuing Person, or the Person (if other than GST USA or GST) formed by such consolidation or into which GST USA or GST is merged or that acquired or leased such property and assets of GST USA or GST shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of GST USA on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, GST USA, GST or any Person becoming the successor obligor of the Notes or the Guarantee shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of GST USA or GST, as the case may be, immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis GST USA or GST, as the case may be, or any Person becoming the successor obligor of the

Notes or the Notes Guarantee could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; and (v) GST USA or GST, as the case may be, delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
(iii) and (iv)) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; PROVIDED, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of GST, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the jurisdiction of incorporation of GST USA or GST to a state of the United States; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

         DEFEASANCE AND DISCHARGE. The Indenture provides that GST USA will be deemed to have paid and GST USA will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes, (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust if, among other things, (A) GST USA has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) GST USA has delivered to the Trustee
(i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of GST USA's or GST's exercise of its option under this "Defeasance" provision and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Service to the same effect unless there has been a change in applicable United States federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Service to the same effect as the aforementioned Opinion of Counsel; (ii) an Opinion of Counsel or a ruling from Revenue Canada, Taxation to the effect that Holders will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred (and for purposes of such opinion, such Canadian counsel shall assume that Holders of the Notes include Holders who are not resident in Canada); and (iii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,
(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which GST or any of its Subsidiaries is a party or by which GST or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, GST USA has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

         DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. The Indenture further provides that its provisions will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such covenants and clauses (iii) and
(iv) under "Consolidation, Merger and Sale of Assets," and clauses (d) and (e) under "Events of Default" will be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes the satisfaction of the provisions described in clauses B(iii), (C) and (D) of the preceding paragraph and the delivery by GST USA to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for United States federal income tax purposes or Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to United States federal income tax and Canadian federal or provincial income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

         DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event GST USA or GST exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, GST will remain liable for such payments and the Notes Guarantee with respect to such payments will remain in effect.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by GST USA, GST and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the Accreted Value of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes, or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

ADDITIONAL AMOUNTS

         Any payments made by GST under or with respect to the Notes pursuant to the Notes Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless GST is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If GST is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, GST will pay such additional amounts ("Additional Amounts") as may be necessary, so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; PROVIDED, HOWEVER, that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which GST does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder's activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder. GST will upon written request of any Holder (other than an Excluded Holder), reimburse such Holder, for the amount of (i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes and (ii) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), but excluding any such Taxes on such Holder's net income so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

         At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if GST will be obligated to pay Additional Amounts with respect to such payment, GST will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever either in the Indenture or in this Memorandum there is mentioned, in any context, the payment of principal (or premium, if any), Redemption Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

         In the event that GST has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, GST may redeem all, but not less than all, the Notes as the case may be, at any time at 100% of the Accreted Value, together with accrued interest thereon, if any, to the redemption date. See " -- Optional Redemption."

CONSENT TO JURISDICTION AND SERVICE

         GST has appointed Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022 as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes and for actions brought under federal or state securities laws brought in any federal or state court located in the City of New York and will agree to submit to the jurisdiction of such courts.

ENFORCEABILITY OF JUDGMENTS

         GST is incorporated in Canada. Certain directors and officers, and certain experts named herein, are residents of Canada. As a result, it may be difficult or impossible for U.S. noteholders to seek enforcement of the Notes Guarantee by effecting service of process within the United States upon GST or such directors, officers and experts or to collect judgments of United States courts predicated upon civil liability under the United States federal securities and other laws. GST believes that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of United States courts obtained against GST or such directors, officers and experts predicated upon the civil liabilities provisions of United States laws or (ii) impose liabilities in original actions against GST or its directors, officers and experts predicated solely upon United States securities laws.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

         The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of GST USA or GST in such Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of GST USA or GST or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

         The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

         The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustees, should they become creditors of GST USA or GST, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustees are permitted to engage in other transactions; PROVIDED, HOWEVER, that if either Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of Olshan Grundman Frome & Rosenzweig LLP, the United States tax counsel to the Company, subject to the limitations set forth herein, the following is an accurate summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary is based on current provisions of the United States Internal Revenue Code (the "Code"), applicable final and temporary Treasury Regulations ("Treasury Regulations"), proposed Treasury Regulations ("Proposed Regulations"), judicial authority, and current administrative rulings and pronouncements of the Service and upon the facts concerning the Company as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought by the Company. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

         This summary and the above referenced opinion do not purport to deal with all aspects of taxation that may be relevant to particular Holders of the Notes in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, financial institutions, broker-dealers or tax-exempt organizations) subject to special treatment under the United States federal income tax laws. This discussion does not deal with special tax situations, such as the holding of the Notes as part of a straddle with other investments, or situations in which the functional currency of a Holder who is a U.S. Holder is not the United States dollar. In addition, this discussion deals only with Notes held as capital assets within the meaning of
Section 1221 of the Code.

         As used in the discussion which follows, the term "U.S. Holder" means an initial beneficial owner of the Notes that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source; the term "Non-U.S. Holder" means an initial Holder of Notes that is, for United States federal income tax purposes, not a U.S. Holder; and the term "Holder" means a U.S. Holder or a "Non-U.S. Holder".

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

TREATMENT OF NOTES AS DEBT; CONSEQUENCES OF EXCHANGE OF OLD NOTES FOR NEW NOTES

         Under applicable authorities, the Notes should be treated as indebtedness of GST USA for United States federal income tax purposes. In the unlikely event the Notes are treated as equity, distributions received thereon would first be taxable to the Holder as dividend income to the extent of the GST USA's current and accumulated earnings and profits, and next would be treated as a return of capital to the extent of the Holder's tax basis in the Note, with any remaining amount treated as gain from the sale of a Note. As a result, until such time as GST USA has earnings and profits as determined for United States federal income tax purposes, distributions on any Note treated as equity will be a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of such Note in the hands of its Holder (but not below zero). Further, payments on the Notes treated as equity to Non-U.S. Holders would not be eligible for the portfolio interest exception from United States withholding tax, and dividends thereon would be subject to United States withholding tax at a flat rate of 30% (or lower applicable treaty rate) and gain from their sale or other taxable disposition might also be subject to United States tax. In addition, in the event of equity treatment, GST USA would never be entitled to deduct interest or original issue discount on the Notes for United States federal income tax purposes. The remainder of this discussion assumes that the Notes will constitute indebtedness of GST USA for such tax purposes.

         In general, an exchange of outstanding bonds such as the Old Notes for newly issued bonds such as the New Notes is treated as tax free to exchanging creditors and the debtor. In this case, a Holder's basis in the New Notes is generally the same as his basis in the Old Notes and the Holder's holding period in the New Notes includes the period for which the Old Notes had been held. Although no gain or loss would be recognized to an exchanging

Holder under these circumstances, if the exchange of the Old Notes for the New Notes were deemed to constitute an exchange of a debt instrument for a modified debt instrument that differed materially in kind or in extent, and the issue price of the New Notes (which would be their publicly-traded fair market value on the date on which a substantial amount of the New Notes is issued) was less than that of the Old Notes, additional original issue discount could arise to a Holder.

         However, for purposes of the original issue discount provisions of the Code, the exchange of the New Notes for the Old Notes is likely to be considered a retention by the Holder of the Old Notes in modified form. Under Proposed Regulations, a "significant modification" of a debt instrument is deemed to result in an exchange of the original instrument for a modified instrument, and, conversely, a modification that is not a "significant modification" is not such an exchange. The term "modification" is defined as any alteration in any legal right or obligation of the issuer or holder of a debt instrument, and a modification is "significant" if it either falls within any one of four categories set forth in the Proposed Regulations or is determined to be significant based on the facts and circumstances. Nevertheless, any modification of a debt instrument that arises as a result of the original terms of a debt instrument, where the modified instrument continues to represent debt (rather that equity), is not treated as giving rise to a "modification" of the debt and hence does not give rise to an exchange. Inasmuch as the original terms of the Old Notes contemplated their registration, it appears likely, based on the provisions of the Proposed Regulations, that the exchange by a Holder of the New Notes for the Old Notes should not be deemed a modification and therefore not constitute an exchange of the Old Notes. Hence, the discussion that follows will be based upon the terms and circumstances relating to the issuance (including the original issue discount treatment) of the Old Notes. However, there can be no assurance that the Proposed Regulations will be adopted in their proposed form, nor is there any outstanding judicial authority at present concerning the above-described original issue discount provisions of the Code.

APPLICABLE HIGH YIELD DISCOUNT AND EARNING STRIPPING RULES

         Generally, under Section 163(e)(5) of the Code, original issue discount is not deductible until paid in cash or property (other than issuer debt or stock) with respect to any "applicable high yield discount obligations" ("AHYDOs") issued by a corporation. A Note will constitute an AHYDO because it
(i) has a  maturity  date that is more than five  years  from the date of issue,
(ii) has a yield to maturity that equals or exceeds five percentage points over the "applicable federal rate" ("AFR") for the calendar month in which the obligation is issued and (iii) has "significant original issue discount." Inasmuch as the Notes are AHYDOs, (i) the product of the total original issue discount under the Notes times the ratio of (a) the excess of the yield to maturity over the sum of the AFR plus six percentage points to (b) the yield to maturity will not be deductible by GST USA and will be treated for some purposes as dividends to the Holders (to the extent that such amounts would have been treated as dividends if they had been distributions with respect to GST USA's stock), and (ii) any original issue discount for which GST USA's deductions are not disallowed under clause (i) above will not be deductible by GST USA until paid. Amounts treated as dividends under clause (i) will be non-deductible by GST USA, and may qualify for the dividends received deduction for corporate holders, but should be treated as original issue discount and not as dividends for United States withholding tax purposes.

         Further, under Section 163(j) of the Code, no deduction is allowed for "disqualified interest" paid or accrued by a corporation during a taxable year if (i) such corporation has "excess interest expense" (as defined by the Code generally to mean the excess of any of the corporation's net interest expense over 50% of the "adjusted taxable income" of the corporation) for the taxable year, and (ii) the ratio of debt to equity of such corporation exceeds 1.5 to 1. "Disqualified interest" includes any interest paid or accrued by a corporation with respect to debt that is guaranteed by a foreign person that is related to such corporation to the extent that no gross basis United States tax is imposed with respect to such interest. GST USA expects that 163(j) of the Code may apply to limit the deductibility of interest paid or accrued by GST USA with respect to the Notes.

TAX CONSEQUENCES TO U.S. HOLDERS OF OWNERSHIP AND DISPOSITION OF THE NOTES

         ORIGINAL ISSUE DISCOUNT. The amount of original issue discount on a debt instrument, within the meaning of Section 1273 of the Code, is the excess of its "stated redemption price at maturity" over its issue price (as described above). The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than the debt instruments of the issuer), at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments). As interest on the Notes is not payable until June 2001, the stated interest on the Notes will not be treated as qualified stated interest, but will be added to the stated redemption price at maturity of the Notes. In addition, the Notes will be issued at a price that is less than their stated redemption price at maturity. As a result, the Notes will be treated as having been issued with original issue discount equal to the excess of their stated redemption price at maturity over their issue price.

         Each U.S. Holder of a Note (regardless of whether such U.S. Holder is a cash or an accrual basis taxpayer) will be required to include original issue discount in such U.S. Holder's gross income periodically over the term of such Note even though actual payment of cash or other property with respect to such income is not received until a later date. In general, under Section 1272 of the Code, the amount of original issue discount that a holder of a debt instrument must include in gross income for United States federal income tax purposes will be the sum of the daily portions of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year in which such holder holds the debt instrument. The daily portion is determined under a constant yield method by allocating to each day of an accrual period (generally, a six month period) a PRO RATA portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument. The yield to maturity of a debt instrument is the discount rate that, when applied to all payments due under the debt instrument, produces a present value equal to the issue price of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods, other than qualified stated interest payments).

         ACQUISITION PREMIUM. A Note acquired at a cost in excess of its "adjusted issue price" (as defined above) but less than its stated redemption price at maturity will have an acquisition premium to the extent of such excess. Under the acquisition premium rules of the Code and the Treasury Regulations promulgated thereunder, the amount of the original issue discount that a U.S. Holder must include in gross income with respect to such Note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to such taxable year.

         MARKET DISCOUNT. Section 1276 of the Code generally requires a holder of a debt instrument with "market discount" to treat as ordinary income any gain realized on the disposition of the instrument to the extent of the accrued market discount during the holder's period of ownership. A "market discount" bond is a debt obligation purchased at a discount, subject to a statutory DE MINIMIS exception. For this purpose, a purchase of a debt instrument at a market discount includes (i) a purchase at original issue at a price below its "issue price," or (ii) in the case of a debt instrument issued with original issue discount, a purchase at a price below the adjusted issue price. The accrued market discount generally equals a ratable portion of the bond's market discount, based on the number of days that the taxpayer has held the bond at the time of such disposition, as a percentage of the number of days from the date the taxpayer acquired the bond to its date of maturity.

         Absent an election to include market discount in income as it accrues, a holder of a market discount bond generally is not required to include accrued market discount in income until (i) such holder receives a partial principal payment; (ii) such holder sells or otherwise disposes of such market discount bond; or (iii) such market discount bond is retired or redeemed by the issuer. A U.S. Holder who purchased a Note at a market discount and who does not elect to include market discount in income as it accrues may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained by such holder to purchase or carry such Note.

         AMORTIZABLE BOND PREMIUM. Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess will constitute amortizable bond premium that a U.S. Holder may elect, under Section 171 of the Code, to amortize under the constant yield method over the period from its acquisition date to the obligation's maturity date. A Holder who elects to amortize bond premium must reduce its tax basis in the related obligation by the amount of the aggregate amortization allowable for amortizable bond premium. Amortizable bond premium will be treated under the Code as an offset to interest income on the related debt instrument for United States federal income tax purposes, subject to the promulgation of Treasury Regulations altering such treatment.

         ELECTIONS. A U.S. Holder of Notes, subject to certain limitations, may elect to include all interest and discount on such Notes in gross income under the constant yield method. For this purpose, interest includes stated and unstated interest, acquisition discount, original issue discount, DE MINIMIS market discount and market discount, as adjusted by any amortizable bond premium or acquisition premium. Any such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies. U.S. Holders should consult with their tax advisors regarding any tax elections they intend to make with respect to any Notes.

         SALE OR OTHER DISPOSITION. In general, a U.S. Holder of Notes will recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of such Notes measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent attributable to accrued interest on such Notes previously taken into account) and (ii) the U.S. Holder's tax basis in such Notes (as increased by any accrued original issue discount (net of all amortized acquisition premium) and market discount previously included in income by the U.S. Holder and decreased by amortizable bond premium, if any, deducted over the term of such Notes). Subject to the market discount rules discussed above, any such gain or loss will generally be long-term capital gain or loss, provided such Notes have been held for more than one year.

TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OWNERSHIP AND DISPOSITION OF THE NOTES

         PORTFOLIO INTEREST EXEMPTION. A Non-U.S. Holder will generally, under the portfolio interest exemption of the Code, not be subject to United States federal income taxes and/or United States withholding tax, on original issue discount on the Notes or interest paid on the Notes, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of GST USA entitled to vote, (ii) the Non-U.S. Holder is not (a) a bank receiving original issue discount or interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (b) a controlled foreign corporation that is related to GST USA (actually or constructively) through stock ownership, (iii) such original issue discount or interest is not effectively connected with a United States trade or business and (iv) either (a) the beneficial owner of the Notes certifies to GST USA or its agent, under penalties of perjury, that it is not a U.S. Holder and provides a completed IRS Form W-8 ("Certificate of Foreign Status") or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Notes, certifies to GST USA or its agent, under penalties of perjury, that it has received Form W-8 from the beneficial owner or that it has received from another financial institution a Form W-8 and furnishes the payor with a copy thereof. If any of the situations described in proviso (i), (ii) or (iv) of the preceding sentence do not exist, then an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident may provide for the elimination or reduction in the rate of United States withholding tax (which is currently 30%).

         In the unlikely event that the Notes were to be treated as equity, the periodic distributions received by a Non-U.S. Holder on the Notes would not qualify for the portfolio interest exemption from United States federal income tax. In such a case, the periodic distributions would be classified as dividends. Generally, cash dividends that are paid to a Non-U.S. Holder by a United States corporation that are not effectively connected with a trade or business carried on by such Non-U.S. Holder in the United States are subject to a 30% United States withholding tax. Under Treasury Regulations, the withholding agent will be required to withhold tax from all distributions paid on the stock regardless of the company's earnings and profits, but Non-U.S. Holders may apply for refunds if such stock's share of the company's earnings and profits is less than the amount of the distributions. The rate of withholding may be reduced to the extent provided by a tax treaty between the United States and the country of which the non-U.S. Holder is a tax resident.

         SALE OF NOTES. A Non-U.S. Holder will generally not be subject to United States federal income tax on any gain realized in connection with the sale, exchange or redemption of the Notes unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a treaty applies, the gain is generally attributable to the United States permanent establishment maintained by the Non-U.S. Holder, or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied.

BACKUP WITHHOLDING

         In general, certain payments to a non-corporate U.S. Holder of principal and interest (including original issue discount) on the Notes and the gross proceeds of a disposition of the Notes will be subject to United States information reporting requirements. In general, subject to certain exceptions, such payments will be subject to United States "backup withholding" tax at a rate of 31% if the U.S. Holder does not provide a taxpayer identification number or otherwise establish an exemption.

         In general, any such payments to a Non-U.S. Holder that are made to a United States office of a custodian or broker or that are otherwise paid or considered to be paid in the United States will be subject to United States information reporting requirements and, under certain other circumstances, to United States backup withholding tax at a rate of 31% unless the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements and backup withholding tax will also apply to a payment of the proceeds of a sale of the Notes by a paying agent within the United States to a Holder other than a Non-U.S. Holder providing an appropriate certification and certain other exempt recipients. Information reporting requirements will apply to a payment of the proceeds of a sale of the Notes by a foreign office of a broker that (i) is a U.S. person, (ii) is a U.S. controlled foreign corporation or (iii) is a foreign person that derives at least 50% of its gross income from the conduct of a trade or business within the United States, in each case unless the broker has documentary evidence in its records that the Holder is a Non-U.S. Holder and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

         The amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that the required information is furnished to the Service.

                              PLAN OF DISTRIBUTION

         Except as described below, (i) a broker-dealer may not participate in the Exchange Offer in connection with a distribution of the New Notes, (ii) such broker-dealer would be deemed an underwriter in connection with such distribution and (iii) such broker-dealer would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. A broker-dealer may, however, receive New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes when such Old Notes were acquired as a result of market-making activities or other trading activities. Each such broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer (other than an "affiliate" of the Company) in connection with resales of such New Notes. GST USA has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale.

         GST USA will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 180 days after the Expiration Date, GST USA will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in a Letter of Transmittal. GST USA has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and transfer taxes and will indemnify the Holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

         MS&Co. has indicated to GST USA that it intends to effect offers and sales of the New Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale, but is not obligated to do so and such market-making activities may be discontinued at any time. MS&Co. may act as principal or agent in such transactions. There can be no assurance that an active market for the New Notes will develop.

                                  LEGAL MATTERS

         Certain legal matters in connection with the Notes and the Notes Guarantee are being passed upon for the Company by Olshan Grundman Frome & Rosenzweig LLP, New York, New York, counsel to the Company. Stephen Irwin, Esq. is of counsel to Olshan Grundman Frome & Rosenzweig LLP. Mr. Irwin, Vice Chairman of the Board and Secretary of GST, owns 54,545 Common Shares, and options and warrants to purchase 415,000 Common Shares. Certain regulatory matters are being passed upon for the Company by Swidler & Berlin, Chartered, Washington D.C. Certain Canadian legal matters are being passed upon for the Company by O'Neill & Company, Vancouver, British Columbia.

                                     EXPERTS


         The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1995 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing. The consolidated balance sheet of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1994 and the consolidated statements of operations and deficit and cash flows for the 13 months ended September 30, 1994 and year ended August 31, 1993 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, upon the authority of said firm as experts in accounting and auditing. The audited financial statements of International Telemanagement Group, Inc. as of December 31, 1994 and 1993 and for the year ended December 31, 1994 and the period January 23, 1993 (date of inception) through December 31, 1993 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of the IntelCom-Greenstar Joint Venture for the periods ended September 30, 1994 and 1993 have been incorporated by reference herein upon reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS
                                                                        Page(s)

INTERNATIONAL TELEMANAGEMENT GROUP, INC.

Independent Auditors' Report..............................................F-2

Balance Sheets at December 31, 1994 and 1993 .............................F-3

Statements of Operations for the four months
ended April 30, 1995, the year
ended December 31, 1994 and for the period
January 23, 1993 (date of inception)
through December 31, 1993 ................................................F-4

Statements of Stockholders' Deficit for
the four months ended April 30, 1995,
the year ended December 31, 1994 and for
the period January 23, 1993 (date of
inception) through December 31, 1993......................................F-5

Statements of Cash Flows for the four
months ended April 30, 1995, the year ended
December 31, 1994 and for the period
January 23, 1993 (date of inception)
through December 31, 1993.................................................F-6

Notes to Financial Statements.............................................F-7



GST TELECOMMUNICATIONS, INC.

Description of Unaudited Pro Forma Financial Statements
  Reflecting the Acquisition of International Management
  Group, Inc. (ITG) By GST Telecommunications, Inc. (GTI)................F-11


Pro Forma Statement of Operations for
  the twelve months ended September 30, 1995.............................F-12

Notes to Pro Forma Statement
  of Operations for the twelve months ended September 30, 1995...........F-13

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
International Telemanagement Group, Inc.:

We have audited the accompanying balance sheets of International Telemanagement Group, Inc. (the Company), as of December 31, 1994 and 1993, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1994, and for the period January 23, 1993 (date of inception) through December 31 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Telemanagement Group, Inc., as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the year ended December 31, 1994 and for the period January 23, 1993 (date of inception) through December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in note 2, effective May 1, 1995, the Company was acquired by GST Telecom, Inc.



                                   /S/ KPMG PEAT MARWICK LLP

Detroit, Michigan
July 21, 1995

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                                 Balance Sheets
                           December 31, 1994 and 1993

                                     Assets                                             1994               1993
                                     ------                                             ----               ----
Current assets:
    Cash                                                                            $     702,392             71,309
    Trade accounts receivable, less allowance for doubtful accounts of $164,000
       and $52,000, at 1994 and 1993, respectively                                      1,167,346            370,643
    Due from officers and employees                                                         -                 48,690
    Other receivables                                                                       9,152              5,000
    Prepaid expenses and other current assets                                              80,713            115,805
                                                                                     ------------       ------------

                   Total current assets                                                 1,959,603            611,447

Property and equipment, net (note 3)                                                    1,318,870          1,175,495
                                                                                        ---------          ---------

                                                                                     $  3,278,473          1,786,942
                                                                                     ============          =========

                     Liabilities and Stockholders' Deficit
                     -------------------------------------

Current liabilities:
    Current installments of notes payable to related parties (note 5)                $    368,380             95,520
    Current installments of long-term debt (note 4)                                        98,185              -
    Current installments of capital lease obligations (note 7)                            175,668            144,897
    Accounts payable and accrued line charges, net                                      3,735,260          1,107,141
    Due to affiliates                                                                       -                  4,417
    Other accrued expenses and liabilities                                                157,789             22,049
    Deferred revenues                                                                      23,982             22,363
                                                                                     ------------       ------------

                   Total current liabilities                                            4,559,264          1,396,387
                                                                                        ---------          ---------

Notes payable to related parties, less current installments (note 5)                      246,040              -
Long-term debt, less current installments (note 4)                                        131,945              -
Capital lease obligations, less current installments (note 7)                             747,227            890,913
                                                                                     ------------       ------------

                   Total liabilities                                                    5,684,476          2,287,300
                                                                                        ---------          ---------

Commitments and contingencies (notes 7, 9, and 10)

Stockholders' deficit:
    Common stock, no par value, 750 shares authorized, 200 issued and
       outstanding                                                                          1,000              1,000
    Additional paid-in capital                                                            598,630            332,678
    Accumulated deficit                                                                (2,973,765)          (834,036)
                                                                                        ---------       ------------

                                                                                       (2,374,135)          (500,358)

    Less: Treasury stock, at cost of 88 shares                                            (31,868)                -
                                                                                     ------------       -----------

                   Net stockholders' deficit                                           (2,406,003)          (500,358)
                                                                                        ---------       ------------

                                                                                     $  3,278,473         1,786,942
                                                                                     ============         =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Operations

                                                                                                     For the Period
                                                                                                       January 23,
                                                                                                          1993
                                                                                                        (Date of
                                                             Four Months           Year Ended     Inception) through
                                                        Ended April 30, 1995      December 31,        December 31,
                                                             (Unaudited)              1994                1993
                                                        --------------------      ------------    -------------------

Net sales and services                                   $      5,010,908            12,202,063           1,494,943
Cost of goods and services                                      4,766,433            11,788,135           1,735,717
                                                                ---------            ----------           ---------

                   Gross profit (loss)                            244,475               413,928            (240,774)

Selling, general, and administrative expenses                     988,203             2,014,635             507,824
                                                             ------------        --------------        ------------

Loss from operations                                             (743,728)           (1,600,707)           (748,598)

Other income (expense):
    Interest expense                                              (53,373)             (140,338)            (16,503)
    Other expense, net                                                 -               (398,684)            (68,935)
                                                             ------------        --------------        ------------

                   Net loss                              $       (797,101)           (2,139,729)           (834,036)
                                                             ============            ==========        ============

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                       Statements of Stockholders' Deficit

                                                       For the Period January 23, 1993 (Date of Inception)
                                                                     Through December 31, 1993
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------
Balances at inception                $      -                     -                 -                -                     -
Issuance of common stock                 1,000                332,678               -                -                 332,678
Net loss                                    -                      -           (834,036)             -                (834,036)
                                        ------             ----------           -------              -                 -------

Balances at end of period            $   1,000                332,678          (834,036)             -                (500,358)
                                         =====                =======           =======              =                 =======

                                                                   Year Ended December 31, 1994
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                332,678            (834,036)             -                (500,358)
Capital contributions                      -                  272,000               -                  -                 272,000
Distributions to shareholder               -                   (6,048)              -                  -                  (6,048)
Repurchase of shares                       -                      -                 -              (31,868)              (31,868)
Net loss                                    -                      -           (2,139,729)              -             (2,139,729)
                                        ------             ----------           ---------        ---------             ---------

Balances at end of period            $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
                                         =====                =======           =========           ======             =========

                                                           Four Months Ended April 30, 1995 (Unaudited)
                                     --------------------------------------------------------------------------------------------
                                                          Additional
                                        Common             Paid-in          Accumulated          Treasury         Stockholders'
                                         Stock             Capital            Deficit              Stock             Deficit
                                         -----             -------            -------              -----             -------

Balances at beginning of period      $   1,000                598,630          (2,973,765)         (31,868)           (2,406,003)
Capital contributions                      -                   10,600               -                  -                  10,600
Repurchase of shares                       -                      -                 -               (2,050)               (2,050)
Net loss                                    -                      -             (797,101)              -               (797,101)
                                        ------             ----------        ------------        ---------          ------------

Balances at end of period            $   1,000                609,230          (3,770,866)         (33,918)           (3,194,554)
                                         =====                =======           =========           ======             =========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                            Statements of Cash Flows

                                                                                                                     For the Period
                                                                                                                       January 23,
                                                                                                                      1993 (Date of
                                                                                 Four Months                             Inception)
                                                                                Ended April 30,      Year Ended          through
                                                                                    1995            December 31,        December 31,
                                                                                 (Unaudited)            1994               1993
                                                                                 -----------            ----               ----
Cash flows from operating activities:
   Net loss                                                                      $ (797,101)         (2,139,729)           (834,036)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
   Depreciation and amortization                                                    114,773             318,926              57,859
   Changes in assets and liabilities:
      Trade accounts receivable                                                    (165,145)           (796,703)           (370,643)
      Due from officers and employees                                                  --                48,690             (48,690)
      Other receivables                                                               6,652              (4,152)             (5,000)
      Prepaid expenses and other current assets                                     (13,000)             35,092            (115,805)
      Accounts payable and accrued line charges                                     912,626           2,808,920           1,107,141
      Due to affiliates                                                                --                (4,417)              4,417
      Other accrued expenses and liabilities                                         35,127             135,740              22,049
      Deferred revenues                                                              92,129               1,619              22,363
                                                                                 ----------          ----------          ----------

         Net cash provided by (used in) operating
           activities                                                               186,061             403,986            (160,345)
                                                                                 ----------          ----------          ----------

Cash flows from investing activities - capital                                      (60,550)           (462,301)         (1,233,354)
   expenditures for property and equipment                                             --                  --                  --


         Net cash used in investing activities                                      (60,550)           (462,301)         (1,233,354)
                                                                                 ----------          ----------          ----------

Cash flows from financing activities:
   Repayment of long-term debt                                                     (369,121)             49,329
   Net borrowings on revolving note payable to related
      parties                                                                          --               265,000              95,520
   Net repayments on notes payable to officers and
      employees                                                                        --               253,900                --
   Repurchase of treasury stock                                                      (2,050)            (31,868)               --
   Payments made under capital leases                                                  --              (112,915)          1,035,810
   Additional paid in capital                                                        10,600             272,000                --
   Distributions to shareholder                                                        --                (6,048)               --
   Proceeds from stock issuance                                                        --                  --               333,678
                                                                                 ----------          ----------          ----------

         Net cash provided by financing activities                                 (360,571)            689,398           1,465,008
                                                                                 ----------          ----------          ----------

Net increase (decrease) in cash                                                    (235,060)            631,083              71,309

Cash at beginning of year                                                           702,392              71,309                --
                                                                                 ----------          ----------          ----------

Cash at end of year                                                              $  467,322             702,392              71,309
                                                                                 ==========          ==========          ==========

Supplemental disclosures of cash flow information -
   cash paid during the year for interest                                        $   44,025             132,073               9,513
                                                                                 ==========          ==========          ==========

See accompanying notes to financial statements.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                          Notes to Financial Statements
                           December 31, 1994 and 1993



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     International Telemanagement Group, Inc. (the Company), is a domestic and international interexchange carrier offering long distance, 800, private line, and other services to its customers. ITG was incorporated in January 1993 under the laws of the state of Ohio.

     (a)  PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Depreciation of property and equipment is provided principally on a straight-line basis over the estimated useful lives of the related assets. Assets recorded under capital leases are amortized over the terms of the leases.

     (b)  INCOME TAXES

          The stockholders of the Company have elected to be treated as an S corporation, whereby taxable income and/or losses are allocated to the stockholder rather than to the Company. Accordingly, the accompanying financial statements do not include provisions for federal and state taxes on income earned by the Company.

     (c)  REVENUE RECOGNITION

          Income from services is recognized when the contracted service is rendered.

     (d)  GENERAL CREDIT RISK

          The Company grants credit to customers on open account, substantially all of whom are in the telecommunications industry.

(2)    SUBSEQUENT EVENT

       On May 1, 1995, the Company entered into a purchase agreement with GST Telecom, Inc. (GST Net), in which all outstanding stock of the Company was sold for cash. GST Net has indicated its intention to fully fund the operations of the Company and maintain the Company operations principally in the lines of business in which it currently operates.

(3)    PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 1994 and 1993, consisted of:
                                                                                    1994                1993
                                                                                    ----                ----
         Leasehold improvements                                                  $      6,243              6,243
         Machinery and equipment                                                    1,689,412          1,227,111
                                                                                    ---------          ---------

                                                                                    1,695,655          1,233,354

         Less accumulated depreciation and amortization                              (376,785)           (57,859)
                                                                                 ------------       ------------

                            Property and equipment, net                           $ 1,318,870         1,175,495
                                                                                  ===========         =========

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(4)    LONG-TERM DEBT

       Long-term debt at December 31, 1994 and 1993, consists of the following:
                                                                                    1994                1993
                                                                                    ----                ----
       Note payable to customer, 0% interest, monthly payments of $6,944,     $      215,278             -
       Note payable to supplier, 7% interest, monthly payments of $14,939,
           including interest, due February 1995                                      14,852             -
                                                                                  ----------             -

                          Total long-term debt                                       230,130             -

       Less current installments                                                     (98,185)            -
                                                                                  ----------             -

                          Long-term debt, less current installments           $      131,945             -
                                                                                     =======             =

     In addition, the Company has incurred borrowings from related parties (see note 5).

       As of December 31, 1994, the maturities of long-term debt are as follows:

                                       Year Ended
                                      December 31,
                                      ------------

                                          1995            $     98,185
                                          1996                  83,333
                                          1997                  48,612
                                                          ------------

                                                          $    230,130
                                                          ============

(5)    RELATED PARTY TRANSACTIONS

       The Company has entered into numerous transactions with its principal stockholder and other related entities controlled by its stockholders.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(5)  RELATED PARTY TRANSACTIONS, CONTINUED

     The Company's principal stockholder or entities controlled by the stockholder have obtained financing from two financial institutions. These funds were, in turn, loaned to the Company. The unwritten agreement between the Company and the related parties is that the Company will make all necessary payments under the stated bank terms. The terms are as follows:

                                                                                    1994                1993
                                                                                    ----                ----

       Note payable, bearing interest at 8.25%, payable in monthly
           installments of $8,615, due in full September 1997                    $   349,420             95,520
       Note payable, bearing interest at 1% over the prime rate, due in full December 12, 1994.  On March 9, 1995, the loan was renewed
           by the bank                                                               265,000                 -
                                                                                     -------          --------

                          Total notes payable related parties                        614,420             95,520

       Less current installments                                                     368,380             95,520
                                                                                     -------             ------

                          Notes payable to related parties, less current
                             installments                                        $   246,040                 -
                                                                                     =======          ========

       The Company rents office space and telecommunications equipment from related parties on a month-to-month basis. Rental expense for the periods ended December 31, 1994 and 1993, totaled $248,572 and $96,057, respectively.

(6)  COMMON STOCK

     During 1994, the Company repurchased common shares from its stockholders at a cost of $31,868.

(7)  LEASES

     The Company leases telecommunications and computer equipment under capital leases. Additionally, certain communications equipment is leased under operating leases. Lease terms include per-minute charges and minimum fee levels.

                    INTERNATIONAL TELEMANAGEMENT GROUP, INC.
                    Notes to Financial Statements, Continued



(7)  LEASES, CONTINUED

     Future minimum lease payments under capital and operating leases are as follows:

                                                             1994                                1993
                                                 ---------------------------         --------------------------
                                                  Capital          Operating         Capital          Operating
                                                  Leases            Leases            Leases           Leases
                                                  ------            ------            ------           ------
       Year ending December 31:
           1994                              $            -             -               196,988         23,924
           1995                                      261,464        143,544             283,555        143,544
           1996                                      283,555        143,544             283,555        143,544
           1997                                      276,751        143,544             283,555        143,544
           1998                                      268,714        119,620             276,650        119,620
           1999                                       44,183             -               44,183             -
                                                ------------      ---------       -------------      --------

                Total lease payments               1,134,667        550,252           1,368,486        574,176
                                                                    =======                            =======

       Less amount representing interest
                                                    (211,772)                          (332,676)
                                                ------------                      -------------

                Total obligations under
                   capital leases                    922,895                          1,035,810

       Current installments of capital
           lease obligations                         175,668                            144,897
                                                 -----------                      -------------

                Capital lease obligations,
                   less current installments     $  747,227                             890,913
                                                 ==========                             =======

     Total rental expense under operating leases for the periods ended December 31, 1994 and 1993, totaled $23,900 and $4,500, respectively.

     The Company also leases certain equipment and office space from related parties (see note 5).

(8)  MAJOR CUSTOMERS

     Gross revenues of approximately $3,000,000 were derived from two major customers for the year ended December 31, 1994.

(9)  SERVICE CONTRACTS

     The Company has entered into service contracts with telecommunication providers which require a minimum service fee on a monthly basis. The Company has committed to minimum revenues of $350,000 per month by May 1995, and must pay one-half of any shortfall.

(10) CONTINGENCIES

     The Company is a party to a number of lawsuits and claims relating to service liability. While the ultimate results of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not expect that the settlement of these matters will have a material adverse effect on the financial position of the Company.

             DESCRIPTION OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS REFLECTING THE ACQUISITION OF INTERNATIONAL MANAGEMENT (ITG) GROUP, INC. BY GST TELECOMMUNICATIONS, INC. (GTI)

     The following unaudited pro forma consolidated financial statements have been prepared giving effect to the acquisition of ITG as if the transaction had taken place as of October 1, 1994.

     On May 1, 1995, GTI acquired 100% of the outstanding stock of ITG for consideration of $74,761, the assumption of certain liabilities and an earnout provision. The acquisition has been accounted for using the purchase method. All of the excess purchase price was allocated to goodwill as the net book value of the assets acquired approximated fair market value at the time of the acquistion.

     The unaudited pro forma financial information is not necessarily indicative of the results of operations which would have been attained had the acquisition been consummated at any of the foregoing assumed dates, or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of GTI and ITG.

GST TELECOMMUNICATIONS, INC.
PRO FORMA STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED SEPTEMBER 30, 1995
(unaudited)

                                                             Historical
                                                    ----------------------------- Pro Forma          Pro Forma
                                                         GTI            ITG       Adjustments           Total
                                                                        (A)
- -------------------------------------------------------------------------------------------------------------------
Revenues:
           Product                                $      7,563,087             0                         7,563,087
           Telecommunication services                   11,118,373    11,403,482                        22,521,855
- -------------------------------------------------------------------------------------------------------------------
                                                        18,681,460    11,403,482                        30,084,942
- -------------------------------------------------------------------------------------------------------------------

Cost of goods sold/services:
           Product                                       3,095,679             0                         3,095,679
           Telecommunication services                   12,198,610    11,071,799                        23,270,409
- -------------------------------------------------------------------------------------------------------------------
                                                        15,294,289    11,071,799                        26,366,088
- -------------------------------------------------------------------------------------------------------------------

Gross margin                                             3,387,171       331,683                         3,718,854

Operating expenses
           General and administration                    8,880,162     2,348,523                        11,228,685
           Marketing,travel and promotion                2,493,159        30,373                         2,523,532
           Research and development                      1,270,590             0                         1,270,590
           Depreciation and amortization                 2,373,912       344,337        287,472 (B)      3,005,721
           --------------------------------------------------------------------------------------------------------

Loss from operations                                   (11,630,652)   (2,391,550)      (287,472)       (14,309,674)

Other income (expenses):
           Interest income                                 302,605             0                           302,605
           Interest expense                               (837,850)     (123,631)                         (961,481)
           Foreign exchange loss                            (7,365)            0                            (7,365)
           Loss from joint ventures                       (660,653)            0                          (660,653)
           Other non-op expense                           (679,205)     (258,036)                         (937,241)
- -------------------------------------------------------------------------------------------------------------------
                                                        (1,882,468)     (381,667)             0         (2,264,135)
- -------------------------------------------------------------------------------------------------------------------

Loss before income taxes
           and non-controlling interest                (13,513,120)   (2,773,217)      (287,472)       (16,573,809)

Income tax expense                                        (166,015)            0                          (166,015)
- -------------------------------------------------------------------------------------------------------------------

Loss before non-controlling interest
           in income of subsidiaries                   (13,679,135)   (2,773,217)      (287,472)       (16,739,824)

Non-controlling interest in loss of subsidiaries         2,364,431             0                         2,364,431
- -------------------------------------------------------------------------------------------------------------------

Loss for the period                                    (11,314,704)   (2,773,217)      (287,472)       (14,375,393)
                                                    ===============================================================

Loss per share                                               (0.82)                                          (1.04)
                                                    ===============================================================

Weighted average common and common
equivalent shares outstanding                           13,780,796                                      13,780,796
                                                    ===============================================================


GST TELECOMMUNICATIONS, INC.
NOTES TO PRO FORMA STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED SEPTEMBER 30, 1995

(A) The following is a computation of the purchase price:
    Cash paid in closing                                                    200
    Direct costs of acquisition-Legal fees                               74,561
                                                                     ----------
                                                                         74,761
                                                                     ==========

The purchase price is allocated as follows:
    Book value of nets assets acquired                                3,160,682
    Liabilities assumed                                              (6,918,875)
    Excess of cost over value assigned (goodwill)                     3,832,954
                                                                     ----------
                                                                         74,761
                                                                     ==========

(B) To amortize goodwill on a straight-line basis over 10 years         287,472
                                                                     ==========

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrants, are as follows:

SEC Registration Fee.....................................   $ 56,419.49
Accounting Fees and Expenses.............................     25,000.00
Legal Fees and Expenses..................................     40,000.00
Blue Sky Fees and Expenses...............................      2,000.00
Miscellaneous Expenses...................................      6,580.51
                                                            -----------
Total....................................................   $130,000.00
                                                            ===========

- -----------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

GST USA

         The General Corporation Law of the State of Delaware (the "Delaware Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the Delaware Law, GST USA has included in its Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the Delaware Law and to provide that GST USA shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

GST

         Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of GST is insured or indemnified in any manner against liability which he may incur in his capacity as such.

               GST's authority to indemnify its directors and officers is governed by the provisions of Section 124 of the Canada Business Corporations Act, as follows:

               (1) Indemnification. Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

               (a) he acted honestly and in good faith with a view to the best interests of the corporation; and

               (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

               (2) INDEMNIFICATION IN DERIVATIVE ACTIONS. A corporation may with the approval of a court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in paragraphs (1)(a) and
(b).

               (3) INDEMNITY AS OF RIGHT. Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity

               (a) was substantially successful on the merits in his defense of the action or proceeding, and

               (b)  fulfills the  conditions  set out in  paragraphs  (1)(a) and
                    (b).

              (4) DIRECTORS' AND OFFICERS' INSURANCE. A corporation may purchase and maintain insurance for the benefit of any person referred to subsection (1) against any liability incurred by him

               (a) in his capacity as a director or officer of the corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

               (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

               (5) APPLICATION TO COURT. A corporation or a person referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

               (6) NOTICE TO DIRECTOR. An applicant under subsection (5) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

               (7) OTHER NOTICE. On an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

               GST's by-laws provide that every director and officer of GST and his heirs, executors, administrators and other legal personal representatives shall be indemnified and held harmless from and against (a) any liability and all costs, charges and expenses that he sanctions or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of GST.

               GST maintains a $5,000,000 directors and officers liability insurance policy.


         GST has also agreed to indemnify each director and executive officer pursuant to an indemnification agreement with each such director and executive officer from and against any and all expenses, losses, claims, damages and liability incurred by such director or executive officer for or as a result of action taken or not taken while such director or executive officer was acting in his capacity as a director, officer, employee or agent of the Company.

ITEM 16. EXHIBITS.

         *1 Placement Agreement dated December 14, 1995, by and among GST, GST USA, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated (incorporated by reference to
                  Exhibit 2.2 to GST's Annual Report on Form 20-F for the fiscal year ended September 30, 1995).

         *4 Senior Notes Indenture dated as of December 19, 1995, by and among GST USA, GST and United States Trust Company of New York (incorporated by reference to Exhibit 2.3 to GST's Annual Report on Form 20-F for the fiscal year ended September 30,
                  1995).

         *5       Opinion of Olshan Grundman Frome & Rosenzweig LLP.

         *8       Opinion of Olshan Grundman Frome & Rosenzweig LLP (included in
                  Exhibit 5 to this Registration Statement).

        **23.1    Consent of KPMG Peat Marwick LLP.

        **23.2    Consent of KPMG Peat Marwick Thorne.

        **23.3    Consent of KPMG Peat Marwick LLP.

         *23.4    Consent of Olshan Grundman Frome & Rosenzweig LLP (included in
                  Exhibit 5 to this Registration Statement).

        **23.5    Consent of KPMG Peat Marwick Thorne.

         *25      Statement of eligibility of trustee.

         *99.1 Senior Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, GST, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 25 to GST's Annual Report on Form 20-F for the fiscal year ended September 30,
                  1995).

         *99.2 Letter of Transmittal for Tender of all outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13-7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.

         *99.3 Tender for all outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13- 7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.

         *99.4 Instruction to Registered Holder from Beneficial Owner of 13-7/8% Senior Discount Notes due 2005 of GST USA, Inc.

         *99.5 Notice of Guaranteed Delivery for outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13-7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.

- -----------------
 *Previously filed
**Filed herewith

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given: the Registrant's latest filing on Form

20-K, Form 40-F or Form 10-K; and any filing on Form 10-Q, form 8-K or Form 6-K incorporated by reference in this prospectus.

         The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described under Item 15 "Indemnification of Directors and Officers", above, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the paying by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, GST USA, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on May 6, 1996.


                                        GST USA, INC.


                                        By:              *
                                               ----------------------
                                               W. Gordon Blankstein,
                                               Chairman of the Board



         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 6, 1996.


            SIGNATURE                            TITLE


               *
- ------------------------------       Chairman of the Board
W. Gordon Blankstein

               *
- ------------------------------       President, Chief Executive Officer and
John Warta                           Director
                                     (Principal Executive Officer)

/s/ Robert H. Hanson
- ------------------------------       Senior Vice President, Chief Financial
Robert H. Hanson                     Officer and Director
                                     (Principal Financial Officer)


              *
- ------------------------------       Senior Vice President, Treasurer and Chief
Clifford V. Sander                   Accounting Officer and Director
                                     (Principal Accounting Officer)


              *
- ------------------------------       Vice President and Director
Thomas E. Sawyer



*By: /s/ Robert H. Hanson
     --------------------
     Robert H. Hanson, Attorney-in-Fact

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, GST Telecommunications, Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on May 6, 1996.



                                        GST TELECOMMUNICATIONS, INC.


                                        By:              *
                                               ----------------------
                                               W. Gordon Blankstein,
                                               Chairman of the Board


         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on May 6, 1996.


        SIGNATURE                          Title

              *
- -------------------------------             Chairman of the Board
     (W. Gordon Blankstein)

              *
- -------------------------------             President, Chief Executive Officer
     (John Warta)                           (Principal Executive Officer) and
                                            Director

/s/ Robert H. Hanson                        Senior Vice President - Corporate
- -------------------------------             Development, Chief Financial Officer
     (Robert H. Hanson)                     (Principal Financial Officer) and
                                            Director

              *
- -------------------------------             Senior Vice President, Treasurer
     (Clifford V. Sander)                   and Chief Accounting Officer
                                            (Principal Accounting Officer)

              *
- -------------------------------             Vice Chairman of the Board,
     (Stephen Irwin)                        Secretary and Director

              *
- -------------------------------             Director
     (Ian Watson)

              *
- -------------------------------             Director
     (Peter E. Legault)

              *
- -------------------------------             Director
     (Jack G. Armstrong)


- -------------------------------             Director
     (Takashi Yoshida)

              *
- -------------------------------             Director
     (Thomas E. Sawyer)



*By /s/ Robert H. Hanson
    ---------------------------
    Robert H. Hanson, Attorney-In-Fact



The Company's Authorized Representative
in the United States


/s/ Robert H. Hanson
- -------------------------------
Robert H. Hanson

                                  EXHIBIT INDEX


         1 Placement Agreement dated December 14, 1995, by and among GST, GST USA, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated (incorporated by reference to
                  Exhibit 2.2 to GST's Annual Report on Form 20-F for the fiscal year ended September 30, 1995).

         4 Senior Notes Indenture dated as of December 19, 1995, by and among GST USA, GST and United States Trust Company of New York (incorporated by reference to Exhibit 2.3 to GST's Annual Report on Form 20-F for the fiscal year ended September 30,
                  1995).

         5        Opinion of Olshan Grundman Frome & Rosenzweig LLP.

         8        Opinion of Olshan Grundman Frome & Rosenzweig LLP (included in
                  Exhibit 5 to this Registration Statement).

       **23.1     Consent of KPMG Peat Marwick LLP.

       **23.2     Consent of KPMG Peat Marwick Thorne.

       **23.3     Consent of KPMG Peat Marwick LLP.

         23.4     Consent of Olshan Grundman Frome & Rosenzweig LLP (included in
                  Exhibit 5 to this Registration Statement).

       **23.5     Consent of KPMG Peat Marwick Thorne.

         25       Statement of eligibility of trustee.

         99.1 Senior Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, GST, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 25 to GST's Annual Report on Form 20-F for the fiscal year ended September 30,
                  1995).

         99.2 Letter of Transmittal for Tender of all outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13-7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.

         99.3 Tender for all outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13- 7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.

         99.4 Instruction to Registered Holder from Beneficial Owner of 13-7/8% Senior Discount Notes due 2005 of GST USA, Inc.

         99.5 Notice of Guaranteed Delivery for outstanding 13-7/8% Senior Discount Notes Due 2005 in exchange for 13-7/8% Senior Discount Exchange Notes Due 2005 of GST USA, Inc.



**Filed herewith